Brookfield Renewable

Partners L.P.
2018 ANNUAL REPORT

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 17,400 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 53,400 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 8,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2018:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia	6	6	2,732	14,476	3,703
Brazil	27	43	927	4,799	-
	82	218	7,906	36,434	7,487
Wind
United States	-	24	1,888	6,565	-
Canada	-	4	484	1,437	-
	-	28	2,372	8,002	-
Europe	-	50	1,247	2,813	-
Brazil	-	21	552	2,258	-
Asia(2)	-	7	277	536	-
	-	106	4,448	13,609	-

Solar(2)	-	545	1,787	3,390	-

Storage(3)	2	4	2,698	-	5,220

Other(4)	-	6	580	-	-
	84	879	17,419	53,433	12,707

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (210 MW) in South Africa, Thailand and Malaysia and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

(3)          Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)          Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2018 on a consolidated  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,508	3,509	3,571	3,888	14,476
Brazil	1,181	1,198	1,210	1,210	4,799
	9,321	9,689	8,182	9,242	36,434
Wind
North America
United States	1,798	1,762	1,291	1,714	6,565
Canada	400	345	273	419	1,437
	2,198	2,107	1,564	2,133	8,002
Europe	894	623	533	763	2,813
Brazil	434	513	727	584	2,258
Asia(2)	127	142	139	128	536
	3,653	3,385	2,963	3,608	13,609
Solar(2)	692	1,031	1,032	635	3,390
Total	13,666	14,105	12,177	13,485	53,433

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (388 GWh) in South Africa, Thailand and Malaysia and one wind facility (82 GWh) in South Africa that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2018 on a proportionate  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,109	1,337	1,077	1,073	4,596
	3,334	3,698	2,547	3,026	12,605
Colombia	844	844	859	935	3,482
Brazil	969	985	996	996	3,946
	5,147	5,527	4,402	4,957	20,033
Wind
North America
United States	590	620	447	558	2,215
Canada	346	308	249	366	1,269
	936	928	696	924	3,484
Europe	308	216	186	268	978
Brazil	142	167	245	200	754
Asia(2)	37	42	41	36	156
	1,423	1,353	1,168	1,428	5,372
Solar(2)	196	300	300	178	974
Total	6,766	7,180	5,870	6,563	26,379

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (74 GWh) in South Africa, Thailand and Malaysia and one wind facility (16 GWh) in South Africa that have been presented as Assets held for sale.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Annual Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 10 – Cautionary Statements”. We make use of non-IFRS measures in this Annual Report - see “PART 10 – Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to Unitholders

2018 was another strong year for the business as we continued to execute on our operating, funding and growth initiatives. We invested considerable time during the year enhancing our operational and investment capabilities around the world. We also raised significant amounts of capital to ensure we are well positioned to invest, on a value basis, during this next cycle. Since our inception in 1999, we have delivered a 15% per unit compounded annual return to unitholders and we remain focused on delivering long-term, stable returns as we build the business.

Highlights for the year include:

•         Our Funds from Operations increased 14% on a per unit basis over the prior year, as all of our businesses performed in line with expectations

•         We executed on cost reduction initiatives in the U.S. and Colombia. This should improve margins by approximately $20 million annually in the future

•         We enhanced our operating teams in the U.S., Europe, India and China over the year to support our longer-term plans in these markets

•         We commissioned approximately 60 megawatts of new wind and hydro development, advanced over 350 megawatts of development in our pipeline and maintained our opportunistic approach to development which minimizes funding obligations and ongoing costs

•         We invested $550 million into growth initiatives during the year, including acquisitions, development and unit buy backs

•         We capitalized on market volatility and repurchased approximately 2 million units at $27 per unit

•         We executed on our asset recycling strategy, selling a partial interest in mature assets and exiting non-core markets

•         We extended all near-term debt maturities during the year, increasing the average duration of our debt to 10 years. We now have no material debt maturities until 2023

•         We maintained an investment grade balance sheet, increased available liquidity (which should exceed $2.2 billion once signed asset sales and the announced sale of an additional interest in our portfolio of select Canadian hydroelectric assets are closed), and improved our distribution payout ratio to 95% of Funds From Operations on an actual basis and 90% of Funds From Operations on an annualized basis

Operations

In 2018, we generated Funds From Operations of $676 million, a 16% increase over the prior year.

During the year our focus was on integrating recently-acquired assets and enhancing our operational depth. At TerraForm Power, post the acquisition and sponsorship by Brookfield, the company was able to stabilize operations, reinstate preventative maintenance programs, engage with suppliers and establish new teams and processes. This should lead to improved asset availability, more predictable capital expenditures and enhanced operating margins over time. In addition, in TerraForm Power, we completed a significant acquisition of recently built wind and solar assets in Spain which almost doubled the cash flows of the company on an annualized basis and facilitated the overall improvement of the company’s capital structure. This also assisted us to eliminate negative financing covenants and improve TerraForm Power’s balance sheet rating. The acquisition should provide stable long-term cash flows to TerraForm Power at accretive low-teen returns and based on recent announcements of improving tariffs in Spain, could exceed our expectations.

We have one of the largest hydroelectric businesses in the world which we have doubled in size and expanded across multiple geographies over the last 5 years. These assets contributed $671 million to Funds From Operations in 2018. Hydroelectric assets benefit from long useful lives (often over 100

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

years), low operating and ongoing capital costs, and the ability to match power supply with demand given their embedded battery-like characteristics.

Operationally, we continue to lengthen the term of our power purchase contracts in Colombia and Brazil, where power price volatility provides opportunities to enhance and stabilize future revenues. Our contracts in both markets are generally at or below market and therefore we see term extension as a unique opportunity to lock in upside. In North America, power prices remain low and therefore we continue to sign shorter term contracts at our hydro facilities to ensure we retain upside optionality if prices spike. We have several large legacy power purchase agreements rolling off over the next three years for assets that deliver power to New England. Fortunately, these contracts, on a net basis, deliver power at prices in the range of the current market. Therefore, on renewal, we expect overall revenue to be impacted by +/- $5 million to Brookfield Renewable. Beyond these contracts, we do not have any material power purchase agreements maturities in North America until 2029.

Our wind assets delivered $160 million of Funds From Operations in 2018. Over the last 18 months, we more than tripled the installed capacity of our wind fleet through large-scale and tuck-in acquisitions, and development projects coming online. Given that we now have a portfolio of wind assets across ten countries and four continents, this geographic diversification provides a significant mitigating benefit to resource variability and is a good example of why we prioritize diversification as a key value driver of our business.

Our solar, storage and other operations contributed $104 million of Funds From Operations in 2018 as we benefitted from large-scale acquisitions in 2017 and 2018. Today we have nearly 1,800 megawatts of photovoltaic, concentrated thermal (CSP) and distributed generation solar, as well as 2,700 megawatts of both pumped and battery storage. Our solar facilities are underpinned by highly contracted cash flows with an average remaining power purchase agreements term of 17 years. Our storage facilities continue to provide critical grid-stabilizing ancillary services and back-up storage capacity – products that are becoming increasingly valuable given the intermittency of wind and solar.

Balance Sheet and Liquidity

We currently have no material debt maturities over the next four years and our overall debt duration is 10 years. We have limited exposure to rising rates, with only 7% of our debt in North America and Europe exposed to rising rates. We are well protected from foreign exchange volatility, hedging all our developed market currencies. We also hedge currencies when we are in the process of an asset sale as we did, for example, with our select Canadian hydroelectric assets and our South African portfolio, locking in very attractive returns on these disposals. Accordingly, an overall 10% move in the currencies of markets we operate in (developed or emerging) would have an overall 4% impact to our Funds From Operations.

Post completion of recently announced asset sales we will have $2.2 billion of available liquidity. Over the course of the year we announced or completed key capital raising initiatives across the portfolio. These initiatives included the sale of a 25% interest in a portfolio of select Canadian hydroelectric assets as well as the announced sale of an additional 25% interest, a small wind development project in the U.K., as well as sales of our non-core assets in South Africa, Thailand and Malaysia, which were agreed in 2018 and which we expect to close in the first half of 2019. Looking forward we have a robust pipeline of assets that we believe would attract low cost of capital buyers in a sale process. Therefore, we expect the majority of our growth to be funded by the proceeds from asset sales, cash flows retained in the business and issuances of preferred equity or corporate debt. As such, while we may issue equity when it makes financial sense, given the above noted funding sources we are not reliant on accessing this market to fund our growth.

Distribution Increase

In light of our recent growth, strong balance sheet and access to capital, we are pleased to announce that our Board of Directors has approved a 5% increase to Brookfield Renewable’s quarterly distribution, bringing our annual distribution to $2.06 per unit.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Outlook

Our long-term goal is to continue to deliver 12% to 15% long-term total returns to unitholders, on a per unit basis. We do this through cash flow growth from existing operations and opportunistic capital deployment. Looking ahead, we have substantial financial resources and balance sheet strength to execute on our capital deployment targets.

We also have a track record of operational excellence and a global business with scale in major markets around the world. These attributes allow us to look at a significant number of investment opportunities around the world and be highly selective of the types of assets and businesses we acquire, ensuring the risk-reward profile matches our long-term objectives.

On a final note, on behalf of our employees and directors, we would like to express our sincerest appreciation to our unitholders and many business partners for your contributions to our success. Thank you for your continued support. We look forward to updating you on our progress in 2019.

Sincerely,

Sachin Shah

Chief Executive Officer

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable has a 20 year track record as a publicly-traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by over 2,500 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 17,400 MW of installed capacity largely across four continents, a development pipeline of approximately 8,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,400 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, diversified and high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2019 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 20% and 75% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings have weighted-average terms of approximately seven and ten years, respectively, with no material maturities over the next four years. Approximately 85% of our financings are fixed rate, and only 7% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2018 is approximately $1.9 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.

Best-in class operating expertise.  Brookfield Renewable has over 2,500 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 8,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2013, we have deployed $3.3 billion in equity as we have invested in, acquired, or commissioned 49 hydroelectric facilities totaling approximately 4,200 MW, 103 wind facilities totaling approximately 3,900 MW, 545 solar facilities totaling approximately 1,800 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW cogeneration plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Environmental, Social and Governance (“ESG”) Management

Introduction

With over 100 years of experience in renewable power generation, at Brookfield Renewable we take a long-term view of owning and operating our businesses, and we are committed to providing sustainable solutions, building and maintaining trust in our communities and operating our businesses responsibly.

We believe that strong ESG practices benefit the environment, our employees, stakeholders, and investors while also significantly boosting our potential. Ultimately, ensuring the implementation of these practices across our business is an important component of creating value for the long-term through:

  Improved Profitability: the scale of our renewable power portfolio allows us to contribute significantly to a low-carbon global economy by both profitably investing in this asset class, while providing our customers with sustainable, renewable power solutions;
  Risk Mitigation: being an owner-operator with a long-term investment horizon, building and maintaining trust and earning our social license to operate reduces operational and reputational risks; and
  Increased Opportunities: having a strong reputation as a reliable and responsible partner could lead to increased opportunities in the form of deal flow and off-take contracts.

Investment Process

All investments made by or through Brookfield Renewable must be approved by our Investment Committee. We consider ESG factors throughout the investment process. To ensure that ESG considerations are fully integrated in the due diligence phase, investment teams provide materials to the Investment Committee outlining the merits of the transaction and disclosing potential risks, and opportunities. As part of its deliberations, our Investment Committee considers material ESG issues and potential mitigation strategies, including bribery and corruption risks, health and safety risks, legal risks, and environmental and social risks.

After acquiring or investing in an asset, the operations teams at our operating businesses create a tailored integration plan that, among other things, includes material ESG-related priorities and seeks to actively manage ESG risks. For governance and health and safety, we adopt common principles and share best practices for addressing risk across the organization. As long-term investors motivated to drive value creation, we continually look for opportunities to address ESG matters.

Additionally, Brookfield Renewable has issued $1.4 billion in corporate and project-level green bonds since 2017. In 2018, we issued C$300 million of our inaugural corporate green bonds and developed a Brookfield Renewable Green Bond Framework, which defines the investments in renewable energy generation assets that are being financed by the green bond issuance and how performance will be measured. Our project-level green bonds, Holtwood, White Pine and Brookfield Power New York (“BPNY”) received E-1 Green Evaluation scores from S&P—the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.

The growing green bond market allows debt investors to participate in the financing of sustainable products and initiatives, and we plan on continuing to offer additional green bond issuances.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Our ESG Principles

Our ESG Principles are summarized in the following table:

Ensure the Well-Being and Safety of Employees

•         Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory, fully inclusive hiring practices.

•         Health & Safety: Aim to have zero high risk incidents within our businesses by working towards implementing consistent health and safety principles across the organization.

Be Good Stewards in the Communities in Which We Operate

•         Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.

•         Philanthropy: Empower our employees to participate in — and use our resources to give back to — the communities in which we operate.

Mitigate the Impact of our Operations on the Environment	• Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
Conduct Business According to the Highest Ethical and Legal/Regulatory Standards

•         Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.

•         Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

Our ESG Priorities

Within these ESG Principles we have established certain ESG Priorities for our business.

Environment

We develop, own and operate renewable power assets that accelerate the world towards a low-carbon future. With more than a century of experience in renewable power generation, we believe in investing and managing our facilities for the long term. As such, we recognize that our renewable energy generation relies on natural resources and that in order to ensure the availability, stability and sustainability of these resources, we must be stewards of our natural environment, which includes protecting biodiversity and ecosystems.

Last year, we conducted an inventory of our scope 1 and 2 greenhouse gas (“GHG”) emissions measurement for our global businesses. In 2018, which represents the base-year calculation, we estimate total emissions of 282,299 metric tonnes carbon dioxide equivalent (“CO2e”) with a gross intensity of 7.06 kg CO2e per megawatt hour, confirming our position as one of the lowest GHG emitters among comparable global electricity generation companies.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Social

Building trust with our employees and local communities is core to our ability to develop and generate renewable energy. At Brookfield Renewable, we know that we must continuously work to maintain employee and stakeholder trust, which includes maintaining and cultivating a long-term relationship with those parties. We promote the safety and well-being of our employees and communities and foster ongoing and open dialogue with all our stakeholders.

We prioritize a strong health and safety culture. Our objective is to incur zero high-risk incidents. To meet this objective, our senior leadership are actively involved in the management of our employees’ health and safety. We also empower our employees to detect and address safety issues through industry-leading health and safety training and our Safe Work Observation program, which encourages employees to identify and report safety concerns or incidents.

We continue to implement measures to improve diversity within our employee base. We have put in place guidelines to ensure that we consider candidate pools sufficiently diverse as part of our recruiting process. We are also providing opportunities and support to promote success for our female employees. At Brookfield Renewable, 50% of our executive management team are women.

Building strong partnerships with the communities in which we operate is critical. Our Code of Business Conduct and Ethics requires the involvement of stakeholders in our project development strategy early on. From the project development stage onwards, we support local communities by contributing directly to projects, non-profit organizations, recreational and educational programs. For example, Brookfield Renewable donates €1,000–€5,000 per megawatt annually to communities in Ireland and Scotland that host wind farms. The funding is used to build and improve recreational facilities and community safety systems, and to sponsor community events. Further, each year we partner with more than 300 local charities, non-profit organizations and contribute to projects in regions where we operate and develop projects across North America.

In Colombia, our Sogamoso hydro facility has been recognized internationally both by the International Hydropower Association and the World Bank for its best practices in managing infrastructure and public safety. Key components in the development of the 820 MW hydro facility included infrastructure and public safety assessments and monitoring, successful testing of efficient emergency preparedness and response measures, complemented by a number of engineered roads, bridges and tunnels to improve public safety.

Governance

We believe that growing our business responsibly is essential to our long-term success. It has always been our policy to ensure that our activities are conducted with the utmost honesty and integrity. As we grow and expand our business into new geographies and technologies, it is more important than ever to keep these values at the forefront.

Our efforts to build a responsible business are underpinned by our governance framework and our commitment to ethical conduct. We aim for best practice, not basic compliance, and we recognize that without effective leadership and accountability, our policies and procedures will not be effective. That is why over the past year we have strengthened our governance practices to ensure that our ESG strategy is well-implemented and scalable. As an example, we have recently formalized ESG principles into the strategic planning of each of our operating businesses across the world. CEOs of these businesses are responsible for setting ESG goals, driving action plans and monitoring performance related to their local priorities.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

ESG Highlights

25 million tonnes	55 facilities	Clean Index Leader
of CO2 emissions avoided annually by Brookfield Renewable customers –equivalent to approximately five million passenger vehicles removed from the roads	owned & operated by Brookfield Renewable that have received the Low Impact Hydropower Institute (LIHI) Certification	Brookfield Renewable is the largest member of the S&P/TSX Renewable Energy and Clean Technology Index

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Management’s Discussion and Analysis for the year ended December 31, 2018

This Management’s Discussion and Analysis for the year ended December 31, 2018 is provided as of February 28, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART 9 – Presentation to Stakeholders and Performance Measurement”. Brookfield Renewable’s non-controlling interests include preferred equity consisting of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“Class A Preference Shares”). Brookfield Renewable Partners L.P. has also issued capital of preferred limited partnership units (“Preferred Units”).

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 9 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 10 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – 2018 Highlights	12	PART 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	40
PART 2 – Financial Performance Review		Shares and units outstanding	42
on Consolidated Information	15	Dividends and distributions	43
		Contractual obligations	43
PART 3 – Additional Consolidated		Off-statement of financial position arrangements	43
Financial Information
Summary consolidated statements of		PART 6 - Selected Annual and Quarterly Information
financial position	17	Historical operational and financial information	44
Related party transactions	18	Summary of historical quarterly results	45
Equity	19	Proportionate results for the fourth quarter	46
		Reconciliation of non-IFRS measures – fourth quarter	47
PART 4 – Financial Performance Review
on Proportionate Information		PART 7 - Business Risks and Risk Management
Proportionate results for the year ended	21	Risk management and financial instruments	50
December 31, 2018 and 2017		Risk factors	53
Proportionate results for the year ended	26
December 31, 2017 and 2016		PART 8 - Critical Estimates, Accounting Policies	62
Reconciliation of non-IFRS measures	31	and Internal Controls
Contract profile	35
		PART 9 - Presentation to Stakeholders and	68
PART 5 – Liquidity and Capital Resources		Performance Measurement
Capitalization	37
Available liquidity	37	PART 10 - Cautionary Statements	72
Borrowings	38

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 1 –  2018 HIGHLIGHTS

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Operational information
Capacity (MW)	17,419	16,369
Total generation (GWh)
Long-term average generation	51,971	42,334
Actual generation	52,056	43,385
Proportionate generation (GWh)
Long-term average generation	25,844	23,251
Actual generation	25,753	23,968
Average revenue ($ per MWh)	75	70
Selected financial information(1)
Net income (loss) attributable to Unitholders	$42	$(56)
Basic income (loss) per LP Unit	0.13	(0.18)
Consolidated Adjusted EBITDA(2)	2,223	1,751
Proportionate Adjusted EBITDA(2)	1,323	1,142
Funds From Operations(2)	676	581
Funds From Operations per Unit(1)(2)	2.16	1.90
Distribution per LP Unit	1.96	1.87

(1)        For the year ended December 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million (2017: 305.8 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “PART 4 – Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 10 – Cautionary Statements”.

AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Liquidity and Capital Resources
Available liquidity	$1,875	$1,539
Debt to capitalization - Corporate	20%	24%
Debt to capitalization - Consolidated	34%	39%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	75%	70%
Floating rate debt exposure on a proportionate basis(1)	14%	13%
Corporate borrowings
Average debt term to maturity	7 years	6 years
Average interest rate	4.4%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.8%

(1)          Includes interest rate hedges put in place subsequent to the end of 2018.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Operations

Funds From Operations increased to $676 million and $2.16 on a per unit basis representing a 16% and 14% increase, respectively, from the prior year supported by contributions from the recently acquired TerraForm Power and TerraForm Global investments in addition to recently commissioned facilities and the advancement of our organic growth initiatives:

•         We generated revenue at higher average realized prices relative to prior year on the back of our commercial and re-contracting initiatives, primarily in Colombia, Brazil and the U.S. northeast

•         We implemented cost reduction initiatives across our businesses that totalled $21 million during the year and will continue to benefit our Funds From Operations on a recurring basis

The benefits of our organic growth initiatives were partially offset by marginally lower same store generation, as the prior year benefitted from above average generation (3% above long-term average) compared to generation in the current year that was in line with long-term average.

Net income attributable to Unitholders and Basic earnings per LP Unit increased $98 million and $0.31 per Unit, respectively, compared to the prior year due primarily to the above noted increase in Funds From Operations.

In 2018, we continued to focus on extending our contract profile at premium pricing as we completed the following:

•         In Colombia, we entered into 54 new long-term contracts for energy with five to twelve year terms representing 950 GWh of annual generation at an average price of COP 186/KWh (~$64/MWh)

•         In Brazil, we entered into 35 new contracts to deliver 1,506 GWh from 2018 to 2029, at an average price of R$248/MWh (~$71/MWh)

Liquidity and Capital Resources

Available liquidity remains strong at approximately $1.9 billion as at December 31, 2018.

Executed $3.7 billion of non-recourse financings during the year, maintaining a weighted average cost of project debt of 5.4% and a weighted average duration of ten years.

Issued C$250 million ($201 million) of Preferred Units in the first quarter at a coupon rate of 5% and C$300 million ($231 million) ten-year green bond offering in the third quarter which carries a fixed interest rate of 4.25%.

Completed the sale of a 25% non-controlling, direct interest in a 413 MW portfolio of select Canadian hydroelectric assets and a small wind development project in the U.K. for combined total proceeds of ~$320 million, taking advantage of the strong valuations for renewable power assets in the private sector. In February 2019, we entered into an agreement to sell an additional 25% non-controlling, indirect interest in this Canadian portfolio to a consortium of buyers for the same price as our initial 25% non-controlling interest sale, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, the closing of which remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio. See “PART 8 – Subsequent Events”.

Entered into agreements to sell 237 MW of wind and solar facilities in South Africa, Thailand and Malaysia for combined proceeds of ~$300 million (Brookfield Renewable’s share ~$90 million). Each of the transactions are expected to close during the first half of 2019, subject to satisfaction of customary closing conditions.

Minimal interest rate risk exposure with only 14% floating rate debt on a proportionate basis with less than 7% being in North America and Europe. Our remaining exposure is in countries where it is too costly to hedge effectively.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Growth and Development

Deployed $420 million in the second quarter to increase our interest in TerraForm Power from 16% to 30%. TerraForm Power used the proceeds of its $650 million equity offering, along with other sources of capital, to acquire Saeta Yield, S.A. ("Saeta"), a 1,028 MW solar and wind portfolio located primarily in Spain.

Repurchased approximately 2 million LP Units at an average price of $27 per unit.

Commissioned 56 MW of development projects (28 MW hydroelectric project in Brazil and 28 MW wind project in Ireland) that are expected to contribute annualized Funds From Operations to Brookfield Renewable of $6 million.

Acquired a 23 MW wind facility in Northern Ireland that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $1 million on average over the life of the asset for total consideration of $9 million (net of debt financing) with Brookfield Renewable’s share totalling $4 million.

Continued to advance the construction of 151 MW of hydroelectric, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate Funds From Operations on a run-rate basis of $15 million.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016
Revenues	$2,982	$2,625	$2,452
Direct operating costs	(1,036)	(978)	(1,038)
Management service costs	(80)	(82)	(62)
Interest expense – borrowings	(705)	(632)	(606)
Depreciation	(819)	(782)	(781)
Current income tax expense	(30)	(39)	(44)
Deferred income tax recovery (expense)	89	(49)	97
Net income (loss) attributable to Unitholders	$42	$(56)	$(65)
	Average FX rates to USD
C$	1.30	1.30	1.33
	€0.85	0.89	0.90
R$	3.65	3.19	3.49
COP	2,956	2,951	3,045

Current Year Variance Analysis (2018 vs 2017)

Revenues totaling $2,982 million for the year ended December 31, 2018 represent an increase of $357 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent investments and development projects contributed 2,792 GWh or $272 million to our revenues, partially offset by the impact from the sale of one of our Irish wind facilities in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $93 million. Higher average realized pricing increased revenues by $221 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $90 million reduction to revenue due to a return to normal hydrology conditions in New York and Canada where we experienced generation 15% above long-term average in 2017 and the impact of our decision to store water in our reservoirs in Colombia in anticipation of higher pricing in the upcoming dry season. The impact of foreign exchange differences resulted in a net reduction of $38 million to revenues, primarily attributable to the depreciation of the Brazilian reais.

Direct operating costs totaling $1,036 million represent an increase of $58 million driven by the growth in our portfolio which contributed $56 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $5 million higher on a same-store basis as the impact of inflation was mostly offset by the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $13 million.

Interest expense totaling $705  million represents an increase of $73 million over the prior year due to the growth in our portfolio, which contributed $96 million of additional interest expense.

Depreciation expense totaling $819 million increased  $37 million over the prior year due to growth, offset partially by the impact of a weakening Brazilian reais against the U.S. dollar.

Management service costs totaling $80 million represents a decrease of $2 million due to the lower market capitalization of our limited partners’ equity relative to the prior year.

Net income attributable to Unitholders was $42 million compared to a net loss attributable to Unitholders of $56 million for the year ended December 31, 2017.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Prior Year Variance Analysis (2017 vs 2016)

Revenues totaling $2,625 million in the year ended December 31, 2017 represented an increase of $173 million over 2016, driven primarily by a return to long-term average generation, and the contribution from our growth initiatives. Revenues increased $121 million as consolidated generation increased by 27% or 9.3 TWh due primarily to strong hydrological conditions in North America and Colombia. Our growth initiatives in 2017 contributed 3.8 TWh in generation which amounted to $100 million in revenues. Partially offsetting those increases was a decrease in our average realized revenue per MWh (from $72 per MWh to $61 per MWh) driving a $57 million decrease in revenue, as weaker pricing in Colombia due to above average inflows was partially offset by strong pricing in Brazil caused by the impact of low hydrology. The depreciation of the U.S. dollar in 2017 versus most of the foreign currencies in which we operate contributed an additional $57 million of revenues. This also affected operating and borrowing costs. The above noted increase in revenues was partially offset by the impact of the sale of one of our Irish wind facilities in the first quarter of 2017 (contributed $28 million in revenues in 2016). In 2016, revenues also included a $20 million settlement at our hydroelectric and cogeneration assets in Ontario pertaining to the price escalator for power sold under power purchase agreements.

Direct operating costs in 2017 totaling $978 million represented a decrease of $60 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes at one of our Canadian hydroelectric facilities. This decrease was partially offset by growth in our portfolio.

Management service costs in 2017 totaling $82 million represented an increase of $20 million, primarily attributable to the growth in our capitalization due to a 16% increase in Brookfield Renewable’s unit price.

Interest expense in 2017 totaling $632 million represented an increase of $26 million. The increase is primarily attributable to the growth in our portfolio which contributed $22 million of additional interest expense.

Deferred income tax expense in 2017 of $49 million represented a $146 million increase from 2016, due primarily to the U.S. tax reform.

For the year ended December 31, 2017, we reported a net loss attributable to Unitholders of $56 million compared to a net loss attributable to Unitholders of $65 million for the year ended December 31, 2016.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2018	2017
Assets held for sale	$920	$-
Current assets	1,961	1,666
Equity-accounted investments	1,569	721
Property, plant and equipment, at fair value	29,025	27,096
Total assets	34,103	30,904

Liabilities directly associated with assets held for sale	533	-
Corporate borrowings	2,334	2,552
Non-recourse borrowings	8,384	9,214
Deferred income tax liabilities	4,140	3,588
Total liabilities and equity	34,103	30,904

Property, plant and equipment

Property, plant and equipment totaled $29 billion as at December 31, 2018 compared to $27.1 billion as at December 31, 2017. The $1.9 billion increase was primarily attributable to the annual revaluation of property, plant and equipment which recognized the benefit of the United States tax reform enacted into law in late 2017 and the successful implementation of certain cost saving and revenue enhancing initiatives, partially offset by the foreign exchange devaluation caused by the weakening of the Brazilian reais, Colombian peso, and Canadian dollar relative to the United States dollar during the year. Capitalized expenditures of $301 million during the year relate primarily to construction and development activities that advanced ongoing construction projects and contributed to the successful commissioning of a 28 MW hydroelectric facility in Brazil and a 28 MW wind facility in Ireland. Upon entering into agreements to sell 237 MW of wind and solar facilities in South Africa, Thailand, and Malaysia, we reclassified $749 million of property, plant and equipment to Assets held for sale on the audited annual consolidated statements of financial position.

See Note 12 – Property, plant and equipment in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.

Equity-accounted investments

Equity-accounted investments totaled $1,569 million as at December 31, 2018 compared to $721 million as at December 31, 2017. During the second quarter of 2018, TerraForm Power closed the acquisition and privatization of Saeta – a 1,028 MW European solar and wind portfolio. TerraForm Power funded its acquisition of Saeta through available liquidity and asset-level financing initiatives, as well as through issuing additional equity of which Brookfield Renewable contributed $420 million. The additional equity acquired through the private placement increased the collective interest of Brookfield Renewable and its institutional partners in TerraForm Power from 51% to 65%, with Brookfield Renewable’s interest increasing from 16% to 30%. Brookfield Renewable performed a revaluation of the property, plant and equipment associated with its equity-accounted investments which resulted in a $426 million increase to the carrying value of the equity-accounted investments.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Assets held for sale

During the year ended December 31, 2018, we entered into agreements alongside our institutional investors to sell our controlling interests in 237 MW of wind and solar facilities in South Africa, Thailand and Malaysia in separate transactions for combined proceeds of approximately $300 million. Brookfield Renewable’s share from the sale of all three portfolios is approximately $90 million. Each of these transactions are expected to close in the first half of 2019, subject to the satisfaction of customary closing conditions.

We reclassified the associated assets, including the aforementioned $749 million of Property, plant and equipment, to Assets held for sale on the audited annual consolidated statements of financial position. We also reclassified the directly associated liabilities, including $360 million of non-recourse borrowings, to Liabilities directly associated with assets held for sale on the audited annual consolidated statements of financial position.

See Note 4 – Assets held for sale in our audited annual consolidated financial statements for additional details.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 – Related Party Transactions in our audited annual consolidated financial statements, including amendments made in 2018 to existing agreements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the year, Brookfield Asset Management extended the maturity of the $400 million committed unsecured revolving credit facility to December 2019. Brookfield Renewable repaid all outstanding draws and accrued interest from the $400 million unsecured revolving credit facility as of December 31, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2018 totaled $8 million (2017: $1 million). Subsequent to December 31, 2018, Brookfield Asset Management placed funds on deposit with Brookfield Renewable in the amount of $251 million.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Revenues
Power purchase and revenue agreements	$535	$601	$527
Wind levelization agreement	7	6	8
	$542	$607	$535
Direct operating costs
Energy purchases	$(20)	$(13)	$(3)
Energy marketing fee	(24)	(24)	(23)
Insurance services	(25)	(19)	(20)
	$(69)	$(56)	$(46)
Interest (expense) income - borrowings	$(8)	$-	$6
Management service costs	$(80)	$(82)	$(62)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2018	2017
Current assets
Contract asset	Brookfield	$45	$-
Due from related parties
Amounts due from	Brookfield	55	54
	Equity-accounted investments and other	10	6
		$110	$60
Non-current assets
Contract asset	Brookfield	$402	$-
Current liabilities
Due to related parties
Amount due to	Brookfield	$54	$48
	Equity-accounted investments and other	12	32
Accrued distributions payable on
LP Units and Redeemable/
Exchangeable partnership units	Brookfield	35	32
		$101	$112
Non-current liabilities
Contract liability	Brookfield	$479	9

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Incentive distributions of $40 million were declared during the year ended December 31, 2018 (2017: $30 million).

Preferred limited partners’ equity

In January 2018, Brookfield Renewable issued 10,000,000 Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of the Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of the Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.00%.

The Preferred Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2018, none of the Preferred Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

During the year ended December 31, 2018, Brookfield Renewable issued 289,641 LP Units (2017: 302,037 LP Units) under the distribution reinvestment plan at a total cost of $8 million (2017: $10 million).

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. Under the prior normal course issuer bid that expired on December 28, 2018, Brookfield Renewable had repurchased 1,856,798 LP Units, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $51 million (2017: $nil).  An additional 20,000 LP Units were repurchased on December 28, 2018 but were not cancelled until January 31, 2019.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486	$189	$170

Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148	3	(3)

Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52	87	19
	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686	279	186

Wind
North America	2,713	1,765	3,108	2,019	219	161	157	119	93	74	(18)	9

Europe	677	490	764	513	73	46	57	26	38	15	5	(15)

Brazil	626	278	706	245	42	26	33	22	24	16	1	11

Asia	160	-	153	-	12	-	8	-	5	-	4	-
	4,176	2,533	4,731	2,777	346	233	255	167	160	105	(8)	5

Solar	753	56	724	53	146	8	117	6	72	2	33	(5)

Storage & Other	519	328	-	-	85	59	49	33	32	19	(2)	(6)

Corporate	-	-	-	-	-	-	(16)	(6)	(259)	(231)	(260)	(236)

Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581	$42	$(56)

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	20,389	20,421
Generation (GWh) – actual	20,305	21,051
Revenue	$1,353	$1,379
Other income	21	15
Direct operating costs	(456)	(452)
Adjusted EBITDA	918	942
Interest expense	(232)	(240)
Current income taxes	(15)	(16)
Funds From Operations	$671	$686
Depreciation	(385)	(388)
Deferred taxes and other	(7)	(112)
Net income	$279	$186

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	8,245	8,030	$69	$71	$360	$360	$252	$248	$66	$6
Canada	5,063	5,912	64	64	259	305	191	238	123	164
	13,308	13,942	67	68	619	665	443	486	189	170
Brazil	3,633	3,426	67	71	173	178	142	148	3	(3)
Colombia	3,364	3,683	64	52	126	99	86	52	87	19
Total	20,305	21,051	$67	$66	$918	$942	$671	$686	$279	$186

North America

Funds From Operations at our North American business were $443 million versus $486 million in the prior year. While generation was 3% above long-term average, it was 5% below the prior year in which we benefitted from above average generation (7% above long-term average). Average revenue per MWh was in line with the prior year as the benefit of inflation indexation of our contracts was offset by the impact of generation mix (generation was highest on lower price contracts). We also benefitted from cost-reduction initiatives.

Net income attributable to Unitholders increased by $19 million over the prior year as the above noted decrease in Funds From Operations was more than offset by savings on deferred income expense as the prior year was impacted by a one-time deferred tax expense attributable to the impact the U.S. tax reform passed at the end of 2017.

Brazil

Funds From Operations at our Brazilian business was $142 million versus $148 million in the prior year. On a local currency basis, Funds From Operations increased by 5% versus the prior year due to the benefit of higher same-store generation, higher average revenue per MWh due to inflation indexation of our contracts and the benefit of re-contracting efforts as well as contribution from development projects. These benefits were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Net income attributable to Unitholders increased by $6 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.

Colombia

Funds From Operations at our Colombian business was $86 million versus $52 million in the prior year as our cost-reduction initiatives and a 23% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts were partially offset by generation that was 3% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders increased by $68 million over the prior year due to above noted increase in Funds From Operations and a deferred tax recovery resulting from the tax legislation that was passed at the end of 2018.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,731	2,777
Generation (GWh) – actual	4,176	2,533
Revenue	$346	$233
Other income	13	-
Direct operating costs	(104)	(66)
Adjusted EBITDA	255	167
Interest expense	(93)	(61)
Current income taxes	(2)	(1)
Funds From Operations	$160	$105
Depreciation	(180)	(122)
Deferred taxes and other	12	22
Net income	$(8)	$5

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,613	658	$76	$91	$76	$37	$36	$17	$(1)	$11
Canada	1,100	1,107	88	91	81	82	57	57	(17)	(2)
	2,713	1,765	81	91	157	119	93	74	(18)	9
Europe	677	490	110	94	57	26	38	15	5	(15)
Brazil	626	278	69	94	33	22	24	16	1	11
Asia	160	-	66	-	8	-	5	-	4	-
Total	4,176	2,533	$84	$92	$255	$167	$160	$105	$(8)	$5

North America

Funds From Operations at our North American business were $93 million versus $74 million in the prior year due primarily to contribution from our investment in TerraForm Power. On a same store basis, our portfolio performed in line with the prior year.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Net income attributable to Unitholders decreased by $27 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio.

Europe

Funds From Operations at our European business were $38 million versus $15 million in the prior year due primarily to the contributions from TerraForm Power’s acquisition of Saeta during the year and an $8 million gain on the sale of a development project in the United Kingdom. On a same store basis, improved average revenue per MWh due to stronger market prices was offset by a decrease in generation due to lower wind resource availability.

Net income attributable to Unitholders increased by $20 million over the prior year due primarily to the above noted increase in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $24 million versus $16 million in the prior year due primarily to contribution from our investment in TerraForm Global – $12 million of Funds From Operations and 375 GWh of generation. On a same store basis, higher average revenue per MWh due to re-contracting initiatives was offset by lower generation as the prior year benefited from above average wind conditions (13% above long-term average) and the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders decreased by $10 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio and foreign exchange.

Asia

Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $5 million and $4 million, respectively. The business is operating in line with expectations following our investment in TerraForm Global.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	724	53
Generation (GWh) – actual	753	56
Revenue	$146	$8
Other income	5	-
Direct operating costs	(34)	(2)
Adjusted EBITDA	117	6
Interest expense	(45)	(3)
Current income taxes	-	(1)
Funds From Operations	$72	$2
Depreciation	(40)	(4)
Deferred taxes and other	1	(3)
Net (loss) income	$33	$(5)

Funds From Operations and Net income attributable to Unitholders at our solar business were $72 million and $33 million, respectively, versus $2 million and a $5 million loss, respectively, in the prior year. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was roughly in line with long-term average.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	328
Revenue	$85	$59
Other income	-	6
Direct operating costs	(36)	(32)
Adjusted EBITDA	49	33
Interest expense	(17)	(14)
Funds From Operations	$32	$19
Depreciation	(23)	(25)
Deferred taxes and other	(11)	-
Net (loss) income	$(2)	$(6)

Funds From Operations at our pumped storage and biomass businesses increased $13 million due to improved performance at our facility in New England supported by improved capacity pricing and generation and a full year contribution from our pumped storage facility in the United Kingdom.

Net loss attributable to Unitholders decreased $4 million as the above noted increase in Funds From Operations was partially offset by the disposal of our Ontario cogeneration facility during the year.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenue	$-	$-
Other income	7	19
Direct operating costs	(23)	(25)
Adjusted EBITDA	(16)	(6)
Management service costs	(80)	(82)
Interest expense	(99)	(89)
Distributions(1)	(64)	(54)
Funds From Operations	$(259)	$(231)
Deferred taxes and other	(1)	(5)
Net (loss)	$(260)	$(236)

(1)          Distributions on Preferred Units and Class A Preference Shares.

Management service costs totaling $80 million represents a decrease of $2 million over the prior year due to the lower market capitalization of our limited partners’ equity relative to the prior year.

Interest expense increased $10 million compared to the prior year as a result of increased borrowings to fund growth in our business.

Distributions increased $10 million compared to the prior year as a result of the C$250 million ($201 million) Preferred Units issuance completed in the first quarter of 2018.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	13,942	11,960	13,059	12,977	$945	$819	$665	$548	$486	$367	$170	$128

Brazil	3,426	3,078	3,874	3,761	243	187	178	130	148	97	(3)	(26)

Colombia	3,683	2,419	3,488	2,994	191	192	99	88	52	46	19	25
	21,051	17,457	20,421	19,732	1,379	1,198	942	766	686	510	186	127

Wind
North America	1,765	1,421	2,019	1,780	161	151	119	115	74	74	9	47

Europe	490	571	513	605	46	56	26	32	15	18	(15)	(8)

Brazil	278	266	245	245	26	17	22	13	16	6	11	1
	2,533	2,258	2,777	2,630	233	224	167	160	105	98	5	40

Solar	56	-	53	-	8	-	6	-	2	-	(5)	-

Storage & Other	328	507	-	-	59	58	33	31	19	19	(6)	1

Corporate	-	-	-	-	-	1	(6)	(15)	(231)	(208)	(236)	(233)

Total	23,968	20,222	23,251	22,362	$1,679	$1,481	$1,142	$942	$581	$419	$(56)	$(65)

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	20,421	19,732
Generation (GWh) – actual	21,051	17,457
Revenue	$1,379	$1,198
Other income	15	40
Direct operating costs	(452)	(472)
Adjusted EBITDA	942	766
Interest expense	(240)	(237)
Current income taxes	(16)	(19)
Funds From Operations	$686	$510
Depreciation	(388)	(400)
Deferred taxes and other	(112)	17
Net income	$186	$127

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	8,030	6,745	$71	$74	$360	$284	$248	$165	$6	$32
Canada	5,912	5,215	64	61	305	264	238	202	164	96
	13,942	11,960	68	68	665	548	486	367	170	128
Brazil	3,426	3,078	71	61	178	130	148	97	(3)	(26)
Colombia	3,683	2,419	52	79	99	88	52	46	19	25
Total	21,051	17,457	$66	$69	$942	$766	$686	$510	$186	$127

North America

Funds From Operations in the prior year increased by $119 million over 2016 primarily due to a 2.0 TWh (17%) increase in generation due to strong hydrology, specifically in Canada and New York where strong inflows persisted throughout the year. Average revenue per MWh was in line with the 2016 as the benefit of stronger market pricing was offset by the final step down in pricing at our Louisiana facility.

Net income attributable to Unitholders increased by $42 million over 2016 as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily attributable to the impact of the U.S. tax reform passed at the end of 2017.

Brazil

Funds From Operations in the prior year increased by $51 million over 2016 primarily due to increased revenues driven by an overall increase in generation. While hydrology in Brazil was lower than long-term average, our business benefitted from an 11% increase in generation which was driven by the contribution from a 25 MW development project commissioned in the first quarter as well as a 377 GWh outage that impacted one of our facilities in the prior year. Average revenue per MWh increased 16% due to strong market pricing.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Net income attributable to Unitholders increased by $23 million over 2016 due to the above noted increase in Funds From Operations was partially offset by increased depreciation on our growing asset base.

Colombia

Funds From Operations increased by $6 million over 2016 as the prior year benefited from a full year of ownership.

Same store Funds From Operations was in line with 2016 as the benefit of generation that was 6% ahead of long-term average was offset by lower market prices.

Net income attributable to Unitholders decreased by $6 million over 2016 as deferred income taxes were impacted by a tax rate reduction that occurred in 2016.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	2,777	2,630
Generation (GWh) – actual	2,533	2,258
Revenue	$233	$224
Direct operating costs	(66)	(64)
Adjusted EBITDA	167	160
Interest expense	(61)	(62)
Current income taxes	(1)	-
Funds From Operations	$105	$98
Depreciation	(122)	(122)
Deferred taxes and other	22	64
Net income (loss)	$5	$40

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	658	452	$91	$119	$37	$35	$17	$21	$11	$(7)
Canada	1,107	969	91	100	82	80	57	53	(2)	54
	1,765	1,421	91	106	119	115	74	74	9	47
Europe	490	571	94	98	26	32	15	18	(15)	(8)
Brazil	278	266	94	64	22	13	16	6	11	1
Total	2,533	2,258	$92	$99	$167	$160	$105	$98	$5	$40

North America

Funds From Operations were consistent with 2016 as a 24% increase in generation due to stronger wind resources in Canada and contributions from our investment in TerraForm Power was offset by a 14% decrease in average revenue per MWh. The average revenue per MWh decreased as 2016 included a $6 million settlement for lost revenue due to wake effect at one our facilities in the United States.

Net income attributable to Unitholders decreased by $41 million over 2016 due primarily to depreciation expense relating to the investment in TerraForm Power.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Europe

Adjusting for the 137 MW wind portfolio sold during the first quarter of the prior year, Funds From Operations increased by $4 million over 2016 to $15 million as a result of the acquisition and development of 50 MW of additional capacity during the year. Generation of existing assets was slightly below 2016 due to lower wind resources.

Generation and Funds From Operations were impacted by 106 GWh and $7 million, respectively, as a result of the aforementioned asset sale.

Net loss attributable to Unitholders decreased by $7 million over the prior year to $20 million as a result of unrealized hedging losses from our ongoing foreign currency hedging program.

Brazil

Funds From Operations at our Brazilian business was $16 million versus $6 million in 2016. This increase was driven by a 5% increase in generation due to above average wind resource and a 47% increase in the average revenue per MWh due to strong market pricing.

Net income attributable to Unitholders increased by $10 million over the prior year primarily due to the above noted increase in Funds From Operations.

SOLAR, STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	53	-
Generation (GWh) – actual	384	507
Revenue	$67	$58
Other income	6	(1)
Direct operating costs	(34)	(26)
Adjusted EBITDA	39	31
Interest expense	(17)	(12)
Current income taxes	(1)	-
Funds From Operations	$21	$19
Depreciation	(29)	(18)
Deferred taxes and other	(3)	-
Net income	$(11)	$1

Funds From Operations at our pumped storage business increased $14 million over 2016 due to the addition of our pumped storage business in the U.K. and improved performance at our facility in New England.

Our solar business operated in line with expectations after the acquisition of Terra Form Power was completed during the fourth quarter of 2017.

In 2016, our Ontario cogeneration asset benefitted from a settlement pertaining to the price escalator for power sold under power purchase agreements contributing $18 million to Funds From Operations.

Net loss attributable to Unitholders decreased by $10 million over 2016 as the increase in Funds From Operations was offset by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reform.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenue	$-	$1
Other income	19	8
Direct operating costs	(25)	(24)
Adjusted EBITDA	(6)	(15)
Management service costs	(82)	(62)
Interest expense	(89)	(91)
Distributions(1)	(54)	(40)
Funds From Operations	$(231)	$(208)
Deferred taxes and other	(5)	(25)
Net (loss)	$(236)	$(233)

(1)          Distributions on Preferred Units and Class A Preference Shares.

Management fees increased primarily due to a higher LP Unit price compared to 2016.

Distributions increased $14 million compared to 2016 as a result of the C$250 million ($190 million) Preferred Units issuance completed in the first quarter of the prior year.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	893	244	216	219	73	42	12	146	85	-	1,930	(286)	1,338	2,982
Other income	12	5	4	2	11	-	-	5	-	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	-	900
Management service costs	-	-	-	-	-	-	-	-	-	(80)	(80)	-	-	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	-	1	-	-	-	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(38)	(38)	-	-	(38)
Preferred equity	-	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(85)	(12)	(97)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	-	-
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and
unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	-	(2)	(3)	(29)	(34)
Deferred income tax recovery	(1)	1	18	20	2	-	-	21	-	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	-	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(62)	-	(62)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	274	274
Net income (loss) attributable
to Unitholders(2)	189	3	87	(18)	5	1	4	33	(2)	(260)	42	-	-	42

(1)               Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - 6

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	945	243	191	161	46	26	8	59	-	1,679	(74)	1,020	2,625
Other income	1	12	2	-	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	57	-	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	-	609
Management service costs	-	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	-	(1)	-	(1)	-	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	-	-
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	-	(539)	22	(265)	(782)
Foreign exchange and
unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	-	(1)	-	(15)	(47)	2	(1)	(46)
Deferred income tax expense	(67)	2	(10)	28	5	-	1	-	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	-	(6)	(26)	12	(1)	(15)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	-	-	(56)

(1)               Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2016:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21		21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	1	-	-	-	-	2	-	4	-	-	4
Deferred income tax expense (recovery)	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	3	(5)	4	6	(1)	(2)	(4)	(26)	(2)	(18)	(46)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-		251	251
Net income (loss) attributable to Unitholders(2)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)           Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the years indicated:

						Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Net income (loss) attributable to:
Limited partners' equity	$24	$(32)	$(36)	$2	$58	$0.13	$(0.18)	$(0.23)	$0.01	$0.42
General partnership interest in a holding
subsidiary held by Brookfield	1	(1)	-	-	1	-	-	-	-	-
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	17	(23)	(29)	1	55	-	-	-	-	-
Net income (loss) attributable to Unitholders	$42	$(56)	$(65)	$3	$114	$0.13	$(0.18)	$(0.23)	$0.01	$0.42
Depreciation	630	539	540	462	456	2.02	1.76	1.87	1.68	1.68
Foreign exchange and
unrealized financial instruments loss (gain)	2	47	(4)	8	(12)	0.01	0.15	(0.01)	0.03	(0.04)
Deferred income tax (recovery) expense	(85)	25	(78)	(78)	(29)	(0.27)	0.08	(0.27)	(0.28)	(0.11)
Other	87	26	26	72	31	0.27	0.09	0.09	0.25	0.12
Funds From Operations	$676	$581	$419	$467	$560	$2.16	$1.90	$1.45	$1.69	$2.07
Distributions attributable to:
Preferred limited partners equity	38	28	15	1	-
Preferred equity	26	26	25	30	38
Current income taxes	17	18	19	15	6
Interest expense - borrowings	486	407	402	346	353
Management service costs	80	82	62	48	51
Proportionate Adjusted EBITDA	1,323	1,142	942	907	1,008
Attributable to non-controlling interests	900	609	557	317	211
Consolidated Adjusted EBITDA	2,223	1,751	1,499	1,224	1,219
Weighted average Units outstanding(1)						312.6	305.8	288.7	275.6	271.1

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium- to long-term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	6,683	7,191	5,159	4,446	4,446
Canada(1)	4,048	3,876	2,637	2,591	2,512
	10,731	11,067	7,796	7,037	6,958
Wind
North America
United States	2,011	1,943	1,867	1,862	1,862
Canada	1,269	1,269	1,269	1,269	1,269
	3,280	3,212	3,136	3,131	3,131
Europe	967	913	906	900	892
Asia(2)	266	266	266	266	266
	4,513	4,391	4,308	4,297	4,289
Solar(2)	977	977	977	977	977
Contracted on a proportionate basis	16,221	16,435	13,081	12,311	12,224
Uncontracted on a proportionate basis	2,407	2,193	5,547	6,317	6,404
	18,628	18,628	18,628	18,628	18,628

Contracted generation as a % of
total generation on a proportionate basis	87%	88%	70%	66%	66%
Price per MWh - total generation on a
proportionate basis	$80	$80	$90	$93	$93

(1)               Includes generation of 1,995 GWh for 2019 and 2,405 GWh for 2020 secured under financial contracts.

(2)               Includes the proportionate contracted generation of eleven solar facilities (74 GWh) and one wind facility (16 GWh) that are classified as Assets held for sale.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 8 years in Brazil, 2 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.

In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.

In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (23%), industrial users (23%) and Brookfield (18%). The decrease of our economic exposure to Brookfield from 42% as at December 31, 2017 is the result of amendments to certain related party agreements and the transfer of certain power purchase and revenue support agreements in connection with the energy marketing internalization which was assumed to take place on January 1, 2019 (see Note 27 – Related party transactions in the audited annual consolidated financial statements).

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is project level.

The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Corporate borrowings(1)	$2,334	$2,552	$2,334	$2,552
Non-recourse borrowings	-	-	8,384	8,774
	2,334	2,552	10,718	11,326
Deferred income tax liabilities, net(2)	-	-	4,049	3,411
Equity
Non-controlling interest	-	-	8,129	6,298
Preferred equity	568	616	568	616
Preferred limited partners' equity	707	511	707	511
Unitholders equity	7,802	6,857	7,802	6,857
Total capitalization	$11,411	$10,536	$31,973	$29,019
Debt to total capitalization	20%	24%	34%	39%

(1)        Corporate borrowings are unsecured and guaranteed by Brookfield Renewable. Corporate credit facility amounts are guaranteed by Brookfield Renewable and include $6 million (2017: $202 million) borrowed under Private Funds credit facilities.

(2)        Deferred income tax liabilities less deferred income tax assets.

Available liquidity

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2018	2017
Brookfield Renewable's share of cash and cash equivalents(1)	$169	$195
Investments in equity securities	117	159
Corporate credit facilities
Authorized credit facilities(2)	2,100	2,090
Draws on credit facilities(2)	(721)	(685)
Issued letters of credit	(8)	(193)
Available portion of corporate credit facilities	1,371	1,212
Available portion of subsidiary credit facilities
on a proportionate basis	218	131
Available liquidity	$1,875	$1,697

(1)          In 2017, amounts were net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, were not available for distribution.

(2)          Amounts are guaranteed by Brookfield Renewable. Excludes $6 million (2017: $202 million) borrowed under Private Funds credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BORROWINGS

During the year ended December 31, 2018, we successfully executed $3.7 billion of non-recourse financings, which reduced the weighted-average cost of our project debt to 5.4% while maintaining the weighted-average duration of our project debt at ten years.

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2018			2017
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)	Total	rate (%)	(years)	Total
Corporate borrowings
Medium term notes	4.4	6.5	$1,613	4.5	6.4	$1,670
Credit facilities(1)	3.3	4.4	727	2.6	4.5	887
Proportionate non-recourse borrowings
Hydroelectric	5.8	9.4	3,640	6.1	10.5	3,741
Wind(2)	4.7	9.6	1,786	5.1	11.3	1,286
Solar(2)	5.2	10.9	1,022	6.0	10.5	456
Storage and other	5.4	6.0	249	5.3	7.1	277
	5.4	9.5	6,697	5.8	10.5	5,760
			$9,037			$8,317
Proportionate unamortized financing
fees, net of unamortized premiums			(48)			(47)
			8,989			8,270
Subsequent financings			-			(33)
Equity-accounted borrowings			(1,972)			(834)
Non-controlling interests			3,701			4,363
As per IFRS Statements			$10,718			$11,766

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              2018 amounts exclude $60 million of proportionate debt associated with our portfolios in South Africa and Malaysia that are classified as held for sale as at December 31, 2018. Proportionate debt outstanding associated with these portfolios as at December 31, 2017 was $52 million.

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at December 31, 2018:

($, MILLIONS)	2019	2020	2021	2022	2023	Thereafter	Total
Debt principal repayments
Corporate borrowings(1)	-	330	-	293	727	990	2,340
Non-recourse borrowings
Credit facilities	-	-	7	-	113	-	120
Hydro	43	348	7	177	560	1,676	2,811
Wind	-	-	-	96	47	286	429
Solar	-	-	-	53	52	233	338
Storage and other	-	-	58	-	-	170	228
	43	348	72	326	772	2,365	3,926
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	73	47	60	65	59	525	829
Wind	111	106	106	106	160	708	1,297
Solar	46	38	40	41	99	360	624
Storage and other	3	3	3	3	4	5	21
	233	194	209	215	322	1,598	2,771
Total	276	872	281	834	1,821	4,953	9,037
Interest payable(2)
Corporate borrowings(1)	94	95	78	71	64	208	610
Non-recourse borrowings
Hydro	387	361	337	317	261	1,238	2,901
Wind	199	189	177	234	133	451	1,383
Solar	171	166	158	149	119	574	1,337
Storage and other	68	68	67	14	18	38	273
	825	784	739	714	531	2,301	5,894
Total	919	879	817	785	595	2,509	6,504

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with non-recourse financings that were in default prior to the acquisition. As at December 31, 2018, the loans had outstanding principal amounts totaling $183 million, and mature between 2026 and 2031. These loans have remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the project debts in South Africa have been classified as Liabilities directly associated with assets held for sale. See Note 4 – Assets held for sale in our audited annual consolidated financial statements. The remaining balances have been classified as current as at December 31, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. These loans have a total outstanding balance as at December 31, 2018 of $13 million. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2018.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Cash flow provided by (used in):
Operating activities	$1,103	$928	$632
Financing activities	(1,080)	(27)	2,709
Investing activities	(624)	(328)	(3,191)
Foreign exchange (loss) gain on cash	(17)	3	10
(Decrease) increase in cash and cash equivalents	$(618)	$576	$160

Operating Activities

Cash flows provided by operating activities totaled $1,103 million for the year ended December 31, 2018, a $175 million increase from 2017. The increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by the cash flow impact of lower generation relative to the prior year from our hydroelectric business segment.

Cash flows provided by operating activities for the year ended December 31, 2017 totaled $928 million, an increase of $296 million over the year ended December 31, 2016. The increase was primarily attributable to improved performance of our business following a return to normal hydrology conditions and the advancement of our organic growth initiatives and contributions from new acquisitions.

The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2018	2017	2016
Trade receivables and other current assets	$(122)	$(40)	$30
Accounts payable and accrued liabilities	32	32	(160)
Other assets and liabilities	22	(17)	(7)
	$(68)	$(25)	$(137)

Financing Activities

Cash flows used in financing activities totaled $1,080 million for the year ended December 31, 2018. We issued $3.3 billion and repaid $3.5 billion of long-term debt, for a net repayment of $266 million during the year which was primarily related to scheduled amortizing debt repayments. We completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the fourth quarter of 2018 for proceeds of $300 million. To optimize our capital structure and enhance our liquidity position, we issued Preferred Units during the first quarter of 2018 for net proceeds of $196 million. Distributions of $553 million were paid to non-controlling interests of our operating subsidiaries, of which $107 million is attributable to the growth in our portfolio following the acquisition of TerraForm Global in the prior year that was made along with our institutional investors.

For the year ended December 31, 2018, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $643 million. We increased our distributions to $1.96 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2018. The distributions paid to preferred equity and preferred limited partners’ equity totaled $63 million.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Cash flows used in financing activities totaled $27 million for the year ended December 31, 2017. We issued $1.9 billion and repaid $1.6 billion of long-term debt, for a net borrowing of $267 million during the year which was primarily related to funding the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.

For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million. We increased our distributions to $1.87 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred equity and preferred limited partners’ equity totaled $51 million.

Cash flows provided by financing activities totaled $2,709 million for the year ended December 31, 2016. Long-term debt – borrowings totaling $3,477 million were related to the growth in our portfolio, our subsidiary financing initiatives and the issuance of corporate medium-term notes. Long-term debt – repayments totaling $1,975 million were related to the repayment of our Series 6, medium-term notes upon maturity and our subsidiary financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $2,621 million. An amount of $1,540 million was paid for the shares owned by public shareholders of Isagen, in regards to the mandatory tender offers (“MTOs”), which included $6 million in related acquisition costs. The issuance of LP Units and Preferred Units provided net proceeds of $657 million and $147 million, respectively.

For the year ended December 31, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $522 million. We increased our distributions to $1.78 per LP Unit, an increase of $0.12 per LP Unit which took effect in the first quarter of 2016. The distributions paid to preferred equity, preferred limited partners’ equity and participating non-controlling interests - in operating subsidiaries totaled $156 million.

Investing Activities

Cash flows used in investing activities totaled $624 million for the year ended December 31, 2018. During the second quarter of 2018, our equity-accounted interest in TerraForm Power increased from 16% to 30% from an incremental $420 million investment. Our continued investment in our property, plant and equipment was $235 million. The cash used to acquire a 49 MW solar and wind portfolio in South Africa in the first quarter and a 23 MW wind portfolio in Ireland in the fourth quarter of 2018 totaled $56 million, net of cash acquired.

Cash flows used in investing activities totaled $328 million for the year ended December 31, 2017. Our acquisitions of TerraForm Global and an Irish wind facility along with investments in TerraForm Power and a European storage portfolio, totaled $62 million, net of cash acquired. Our continued investment in our property, plant and equipment was $355 million. Proceeds from the sale of the Irish wind facility were $150 million.

Cash flows used in investing activities for the year ended December 31, 2016 totaled $3,191 million. Our investment in Isagen, a hydroelectric portfolio in Brazil, a hydroelectric portfolio in Pennsylvania and a wind development project in Ireland totaled $2,769 million, net of cash acquired. Our continued investment in our property, plant and equipment was $369 million. Our investment in available-for-sale securities amounted to $60 million.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	2018	2017
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	27,885,496	17,885,496
Issuance	10,000,000	10,000,000
Balance, end of year	37,885,496	27,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	180,388,361	166,839,324
Issuance	-	13,247,000
Distribution reinvestment plan	289,641	302,037
Repurchase for cancellation	(1,856,798)	-
Balance, end of year	178,821,204	180,388,361

Total LP Units on a fully-exchanged basis(3)	308,479,827	310,046,984

(1)          Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)          Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); and 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023).

(3)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2018	2017	2016	2018	2017	2016
Class A Preference Shares	$26	$26	$25	$26	$25	$25
Preferred Units	$38	$28	$15	$37	$26	$12
Participating non-controlling
interests - in operating subsidiaries	$553	$539	$119	$553	$539	$119

GP Interest and incentive distributions	$45	$35	$24	$44	$34	$23
Redeemable/Exchangeable Partnership Units	$255	$243	$232	$254	$242	$230
LP Units	$355	$328	$281	$345	$315	$269

LP Unitholder distributions per unit on an annualized basis were increased as follows:

Date of	Amount of	Annual	Distribution
Increase	Increase	Distribution	Effective Date
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018
February 2019	$0.10	$2.06	March 2019

Contractual obligations

Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Other than the available portion of credit facilities disclosed above, Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 6 - SELECTED ANNUAL AND QUARTERLY INFORMATION

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014
Operational information:
Capacity (MW)	17,419	16,369	10,731	7,284	6,707
Total generation (GWh)
Long-term average generation	51,971	42,334	38,982	24,467	22,315
Actual generation	52,056	43,385	34,071	23,332	22,548

Proportionate generation (GWh)
Long-term average generation	25,844	23,249	22,362	18,749	17,942
Actual generation	25,753	23,968	20,222	17,662	18,173
Average revenue ($ per MWh)	75	70	73	73	78

Additional financial information:
Net income (loss) attributable to
Unitholders(1)	$42	$(56)	$(65)	$3	$114
Basic earnings (loss) per LP Unit(2)	0.13	(0.18)	(0.23)	0.01	0.42
Consolidated Adjusted EBITDA(3)(4)	2,223	1,751	1,499	1,224	1,219
Proportionate Adjusted EBITDA(3)(4)	1,323	1,142	942	907	1,008
Funds From Operations(3)	676	581	419	467	560
Funds From Operations per Unit(1)(3)	2.16	1.90	1.45	1.69	2.07
Distribution per LP Unit	1.96	1.87	1.78	1.66	1.55
AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014
Property, plant and equipment,
at fair value	$29,025	$27,096	$25,257	$18,358	$18,566
Equity-accounted investments	1,569	721	206	197	273
Total assets	34,103	30,904	27,737	19,507	19,849

Total borrowings	10,718	11,766	10,182	7,338	7,678
Deferred income tax liabilities	4,140	3,588	3,802	2,695	2,637
Other liabilities	2,039	1,268	1,081	711	653

Participating non-controlling interests -
in operating subsidiaries	8,129	6,298	5,589	2,587	2,062
General partnership interest in a
holding subsidiary held by Brookfield	66	58	55	52	59
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	3,252	2,843	2,680	2,559	2,865
Preferred equity	568	616	576	610	728
Preferred limited partners' equity	707	511	324	128	-
Limited partners' equity	4,484	3,956	3,448	2,827	3,167

Total liabilities and equity	34,103	30,904	27,737	19,507	19,849
Debt to capitalization	34%	40%	38%	39%	40%

(1)        Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)        For the year ended December 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million (2017: 305.8 million, 2016: 288.7 million, 2015: 275.6 million and 2014: 271.1 million).

(3)        Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. Comparative figures have been conformed to current year’s presentation.

(4)        Comparative figures have been conformed to the current year’s presentation.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2018				2017				2016
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	13,485	12,113	13,521	12,852	12,198	9,098	10,674	10,364	10,319	9,092	10,728	8,843
Total Generation (GWh) - actual	14,445	11,609	13,122	12,880	11,913	9,370	11,618	10,484	8,728	7,522	8,792	9,029
Proportionate Generation (GWh) - LTA	6,602	5,956	6,935	6,351	6,030	5,053	6,277	5,889	5,739	5,068	6,214	5,341
Proportionate Generation (GWh) - actual	7,052	5,552	6,455	6,694	5,890	5,198	6,719	6,161	4,734	4,395	5,197	5,896
Revenues	$780	$674	$735	$793	$657	$608	$683	$677	$571	$580	$627	$674
Net income (loss) attributable
to Unitholders	91	(55)	(2)	8	(67)	(43)	38	16	(47)	(33)	(28)	43
Basic earnings (loss) per LP Unit	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16
Consolidated Adjusted EBITDA	604	494	543	582	454	381	460	456	326	335	380	458
Proportionate Adjusted EBITDA	371	277	324	351	296	232	312	302	189	213	237	303
Funds From Operations	206	105	172	193	143	91	181	166	54	73	105	187
Funds From Operations per Unit	0.66	0.33	0.55	0.62	0.46	0.29	0.61	0.55	0.18	0.24	0.37	0.68
Distribution per LP Unit	0.490	0.490	0.490	0.490	0.468	0.468	0.468	0.468	0.445	0.445	0.445	0.445

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED December 31

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,604	3,076	3,065	3,143	$238	$219	$164	$145	$121	$100	$59	$(28)

Brazil	902	867	996	978	59	65	40	43	33	33	(2)	(6)

Colombia	982	978	935	935	56	51	35	26	24	14	46	7
	5,488	4,921	4,996	5,056	353	335	239	214	178	147	103	(27)

Wind
North America	808	648	924	693	61	52	48	36	29	22	21	22

Europe	264	128	268	146	27	11	30	7	25	6	17	(9)

Brazil	153	74	200	82	9	7	7	7	4	5	2	3

Asia	43	-	36	-	3	-	2	-	2	-	7	-
	1,268	850	1,428	921	100	70	87	50	60	33	47	16

Solar	184	56	178	53	40	8	30	6	15	2	14	(5)

Storage & Other	112	63	-	-	23	17	16	16	9	12	4	(1)

Corporate	-	-	-	-	-	-	(1)	10	(56)	(51)	(77)	(50)

Total	7,052	5,890	6,602	6,030	$516	$430	$371	$296	$206	$143	$91	$(67)

For the three months ended December 31, 2018, Funds From Operations were $206 million versus $143 million in the prior year due to contributions from growth in our portfolio and improved generation across our portfolio (20% over the same period of the prior year and 7% above long-term average) due to strong hydrology during the fourth quarter. On a same-store basis average realized revenue per MWh decreased slightly as the benefit of inflation indexation of our contracts and re-contracting efforts was more than offset by the impact of generation mix (generation was highest on lower price contracts) and a stronger U.S. dollar.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	238	59	56	61	27	9	3	40	23	-	516	(89)	353	780
Other income	6	2	3	1	10	-	-	1	-	5	28	(2)	(2)	24
Direct operating costs	(80)	(21)	(24)	(14)	(7)	(2)	(1)	(11)	(7)	(6)	(173)	23	(126)	(276)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	68	8	76
Adjusted EBITDA	164	40	35	48	30	7	2	30	16	(1)	371	-	233
Management service costs	-	-	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(44)	(5)	(9)	(19)	(5)	(3)	(1)	(15)	(7)	(24)	(132)	28	(67)	(171)
Current income taxes	1	(2)	(2)	-	-	-	1	-	-	-	(2)	-	(8)	(10)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(28)	(3)	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(155)	(155)
Funds From Operations	121	33	24	29	25	4	2	15	9	(56)	206	-	-
Depreciation	(61)	(33)	(4)	(33)	(13)	(3)	-	(16)	(6)	(1)	(170)	34	(72)	(208)
Foreign exchange and
unrealized financial instruments gain (loss)	3	(1)	6	(1)	3	1	5	(6)	-	(14)	(4)	3	2	1
Deferred income tax recovery (expense)	(2)	-	22	29	-	-	-	22	-	-	71	(52)	72	91
Other	(2)	(1)	(2)	(3)	2	-	-	(1)	1	(6)	(12)	4	(2)	(10)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	11	-	11
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss) attributable to Unitholders(2)	59	(2)	46	21	17	2	7	14	4	(77)	91	-	-	91

(1)               Share of earnings from equity-accounted investments of $56 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $155 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	219	65	51	52	11	7	8	17	-	430	(39)	266	657
Other income	-	2	-	-	-	-	-	6	18	26	(11)	7	22
Direct operating costs	(74)	(24)	(25)	(16)	(4)	-	(2)	(7)	(8)	(160)	13	(115)	(262)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	37	-	37
Adjusted EBITDA	145	43	26	36	7	7	6	16	10	296	-	158
Management service costs	-	-	-	-	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(45)	(6)	(10)	(14)	(1)	(2)	(3)	(4)	(23)	(108)	12	(59)	(155)
Current income taxes	-	(4)	(2)	-	-	-	(1)	-	-	(7)	1	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(13)	-	(13)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(93)	(93)
Funds From Operations	100	33	14	22	6	5	2	12	(51)	143	-	-
Depreciation	(57)	(36)	(2)	(28)	(8)	(2)	(4)	(6)	-	(143)	13	(52)	(182)
Foreign exchange and
unrealized financial instrument gain (loss)	(5)	-	(2)	-	-	-	(1)	-	2	(6)	1	3	(2)
Deferred income tax recovery (expense)	(62)	(1)	(1)	32	1	-	1	-	(2)	(32)	(3)	3	(32)
Other	(4)	(2)	(2)	(4)	(8)	-	(3)	(7)	1	(29)	14	(23)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	69	69
Net income (loss) attributable to Unitholders(2)	(28)	(6)	7	22	(9)	3	(5)	(1)	(50)	(67)	-	-	(67)

(1)               Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $24 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net income (loss) attributable to:
Limited partners' equity	$52	$(38)	$0.29	$(0.22)
General partnership interest in a holding
subsidiary held by Brookfield	2	(1)	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	37	(28)	-	-
Net income (loss) attributable to Unitholders	$91	$(67)	$0.29	$(0.22)
Adjusted for proportionate share of:
Depreciation	170	143	0.54	0.46
Foreign exchange and
unrealized financial instruments loss	4	6	0.01	0.02
Deferred income tax (recovery) expense	(71)	32	(0.23)	0.10
Other	12	29	0.05	0.10
Funds From Operations	$206	$143	$0.66	$0.46
Weighted average Units outstanding(1)			312.2	312.6

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 - Risk Management and Financial Instruments in the audited annual consolidated financial statements.

The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.	•	Enter into long-term contracts that specify the price at which electricity is sold
		•	Maintain a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices
		•	Ensure limits and controls are in place for trading activities
•

As of December 31, 2018, we had approximately 87% of 2019 (2017: 92% of 2018) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency

We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

		•	Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
		•	35% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 35% of our portfolio, is proactively managed through foreign currency contracts
•

Limited foreign currency contracts to hedge our South American and Asian exposures – representing 30% of our portfolio – due to the high associated costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.	•

Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

		•	Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances
•

Our proportionate floating rate exposure represents 14% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps (including those entered subsequent to year-end). Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed rate debt or hedge due to the high associated costs

Credit

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

		•	Diverse counterparty base with long standing credit histories
		•	Exposure to counterparties with investment-grade credit ratings
		•	Use of standard trading contracts and other standard credit risk mitigation techniques
		•	As at December 31, 2018, 74% (2017: 99%) of Brookfield Renewable’s trade receivables were current

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Financial Risk	Description of Risk	Management of Risk
Liquidity

We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio.

•

As at December 31, 2018, available liquidity was $1.9 billion. Liquidity is comprised of our share of cash and cash equivalents, available-for-sale securities and undrawn corporate line of credit available. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”

		•	Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
		•	Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
		•	Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time

For the year ended December 31, 2018, Brookfield Renewable and its subsidiaries were in compliance with its debt covenants except certain covenants mentioned in Note 18 – Capital Management of the annual audited consolidated financial statements.

		•	Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
		•	Ensure access to public capital markets and maintain a strong investment grade credit rating

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.

If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or even eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the  watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

Climate change may increase the frequency and severity of severe weather conditions and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our generation facilities. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

Weather conditions have also historically caused variability in sugarcane harvest. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.

Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution,

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

including the cost of emitting CO2; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain power purchase agreements in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new power purchase agreements or existing power purchase agreements that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, certain of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices may be limited.

A significant portion of the power we generate is sold under long-term power purchase agreements with public utilities, industrial or commercial end-users and Brookfield, some of whom may not be rated by any rating agency. For example, approximately 18% of our economic exposure for 2019 (on a proportionate basis) is with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management, which reflects the Energy Marketing Internalization, including the associated amendments and transfers of certain power purchase and revenue support agreements.

Advances in technology could impair or eliminate the competitive advantage of our projects.

Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As at December 31, 2018, approximately 75% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2017 and 2018, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. While increases in uncontracted generation may allow us to be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with the power markets in which we operate.

We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to severe weather conditions, natural disasters and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Counterparties to our contracts may not fulfill their obligations

             If, for any reason, any of the purchasers of power under our power purchase agreements, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some customers to pay for electricity received. In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Cyber-security breaches or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our corporate structure that will need to be replaced

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

from time to time: BEP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to BEP). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default, including assets acquired as part of the TerraForm Global transaction. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to BEP or any of our subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third party

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In addition, we occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2018, as part of our capital recycling initiatives, we sold a 25% non-controlling, direct interest in a 413 MW contracted hydroelectric portfolio in Canada to a consortium of buyers, and entered into agreements to sell our interest in a 178 MW wind and solar portfolio in South Africa and our interest in a solar portfolio in each of Thailand and Malaysia. In February 2019, we also entered into an agreement to sell an additional 25% non-controlling, indirect interest in this Canadian hydroelectric portfolio to a consortium of buyers. We may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions, including acquisitions, may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.

We do not control all our operations and investments.

We have structured some of our operations and investments as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others or in some cases may be delegated to a third party like Brookfield. Consequently, management and operations, as well as the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose. Similarly, our investment in TerraForm Power, which was made together with our institutional partners, did not result in BEP having control of TerraForm Power. Accordingly, decisions relating to the management and operation of TerraForm Power and its assets are not made by BEP.

In addition, such operations may be subject to the risk that any joint venture, partnership or consortium may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

The sale or transfer of interests in certain of our operations that are joint ventures, partnerships or consortium arrangements are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, through the acquisition of TerraForm Global, we acquired additional interests in 307 MW in Brazil, 301 MW in India, 168 MW in China, 178 MW in South Africa, 40 MW in Thailand, 26 MW in Uruguay and 19 MW in Malaysia. Foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the U.S., which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.

F - 10

Other Risks Related to Brookfield Renewable

We could become regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) which would make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. Brookfield Renewable is not an “investment company” under the Investment Company Act and does not intend to become one. If Brookfield Renewable were to be deemed an investment company  under the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: certain agreements we have with Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of Brookfield Renewable and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of Brookfield Renewable or the termination of Brookfield Renewable, any of which could materially adversely affect the value of our Units. In addition, if Brookfield Renewable were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, which could materially adversely affect the value of our Units.

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in the Operating Entities indirectly through Brookfield Renewable Energy L.P. and will hold any future acquisitions indirectly through Brookfield Renewable Energy L.P., the general partner of which is indirectly owned by Brookfield. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in Brookfield Renewable Energy L.P., except future rights under the Voting Agreement, Brookfield Renewable does not have a right to participate directly in the management or activities of Brookfield Renewable Energy L.P. or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the Brookfield Renewable Energy L.P. General Partner Limited Partner).

Brookfield Renewable and Brookfield Renewable Energy L.P. depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or Brookfield Renewable Energy L.P. or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to Brookfield Renewable. Failing to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may experience departures again in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of Brookfield Renewable and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 8 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

            The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

            In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)         Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk Management and Financial Instruments in our audited annual consolidated financial statements for more details.

(iii)        Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)          Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)         Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

  (iii)        Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) – Property plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a twenty year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2022 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets are achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)        Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9, Financial instruments (“IFRS 9”) and IAS 39, Financial instruments: recognition and measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

NEW ACCOUNTING STANDARDS

(i)      IFRS 15 – Revenue from contracts from customers

            On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

            The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There were no adjustments recognized on the adoption of IFRS 15.

(ii)      IFRS 9 – Financial instruments

            Brookfield Renewable adopted IFRS 9 as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

            IFRS 9 replaces certain provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

Future changes in accounting policies

(i)      Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has chosen to adopt the standard retrospectively in accordance with IFRS 16 paragraph C5(b), recognizing the cumulative effect at the date of initial application as an adjustment to the statement of financial position. For leases that meet the short-term recognition exemption of being less than 12 months in length from the date of initial application, or leases that meet the low-value recognition exemption, Management has elected to apply the respective practical expedients and these leases will be accounted for using IAS 17 operating lease accounting, whereby the lease payments will be recognized as an expense on either a straight line basis over the lease term or another systematic basis. At the date of initial application, excluding the subsidiaries that are accounted for as held for sale, Brookfield Renewable anticipates recognizing a right-of-use asset of $149 million and a corresponding lease liability of $151 million.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2018, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. Management excluded from its design and assessment of internal control over financial reporting the internal controls of investments acquired in 2018, which include the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa which we agreed to sell in 2018, whose total assets, net assets on a combined basis constitute approximately 1% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2018 and 1% and 2% of revenues and net income respectively, for the year then ended.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

Limitations on Effectiveness of Controls and Procedures

            In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On February 25, 2019, Brookfield Renewable completed a C$70 ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

In February 2019, Brookfield Renewable entered into an agreement to sell an additional 25% non-controlling, indirect interest in a 413 MW portfolio of select Canadian hydroelectric assets to a consortium of buyers for the same price, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, as our initial 25% non-controlling, direct interest

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

sale. The closing of the sale of the additional 25% interest remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

      North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

      We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

      Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

      Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which is now reviewed on a standalone basis. Our investment in First Hydro also resulted in the creation of a storage segment which is now reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”  and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

PART 10 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including failures related to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.

A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

February 28, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated February 28, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on Brookfield Renewable’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

We have served as Brookfield Renewable’s auditors since 2011.

Toronto, Canada

February 28, 2019

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2018, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2018, which include the 23 MW wind project in Northern Ireland and the 49 MW of the Biotherm wind and solar project in South Africa which we agreed to sell in 2018, whose total assets, net assets on a combined basis constitute approximately 1% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2018 and 1% and 2% of revenues and net income respectively, for the year then ended.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2018. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2018.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

February 28, 2019

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by  the Committee of Sponsoring Organizations of the Treadway  Commission (2013 framework) (“COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa acquired in 2018, which are included in the 2018 consolidated financial statements of Brookfield Renewable and constituted approximately 1% and 1% of total and net assets, respectively, as of December 31, 2018 and 1% and 2% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa acquired in 2018.

We also have audited, in accordance with the standards of the Public  Company  Accounting Oversight Board (United States) (“PCAOB”), the 2018 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness  of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility  is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations  of the Securities and Exchange Commission and the PCAOB.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada

February 28, 2019

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2018	2017	2016
Revenues	27	$2,982	$2,625	$2,452
Other income	7	50	47	64
Direct operating costs	8	(1,036)	(978)	(1,038)
Management service costs	27	(80)	(82)	(62)
Interest expense – borrowings	13	(705)	(632)	(606)
Share of earnings from
equity-accounted investments	19	68	2	-
Foreign exchange and
unrealized financial instruments (loss) gain	5	(34)	(46)	4
Depreciation	12	(819)	(782)	(781)
Other	9	(82)	(15)	(46)
Income tax recovery (expense)
Current	11	(30)	(39)	(44)
Deferred	11	89	(49)	97
		59	(88)	53
Net income		$403	$51	$40
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$297	$53	$65
General partnership interest in a holding
subsidiary held by Brookfield	14	1	(1)	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	17	(23)	(29)
Preferred equity	14	26	26	25
Preferred limited partners' equity	15	38	28	15
Limited partners' equity	16	24	(32)	(36)
		$403	$51	$40
Basic and diluted earnings (loss) per LP Unit		$0.13	$(0.18)	$(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2018	2017	2016
Net income		$403	$51	$40
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	12	4,558	872	417
Actuarial gain (loss) on defined benefit plans	29	9	(2)	(2)
Deferred income taxes on above items	11	(975)	338	(34)
Equity-accounted investments	19	426	54	7
Total items that will not be reclassified to net income		4,018	1,262	388
Other comprehensive income that may be
reclassified to net income
Foreign currency translation	10	(825)	190	986
(Losses) gains arising during the year on financial
instruments designated as cash-flow hedges	5	(5)	4	8
Unrealized gain (loss) on foreign exchange swaps -
net investment hedge	5	93	(94)	(66)
Unrealized (loss) gain on investments
in equity securities	5	(16)	(22)	61
Reclassification adjustments for amounts
recognized in net income	5	18	(1)	(41)
Deferred income taxes on above items	11	(19)	11	(7)
Total items that may be reclassified
subsequently to net income		(754)	88	941
Other comprehensive income		3,264	1,350	1,329
Comprehensive income		$3,667	$1,401	$1,369
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$2,004	$436	$700
General partnership interest in a holding
subsidiary held by Brookfield	14	14	8	6
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	683	370	275
Preferred equity	14	(22)	65	41
Preferred limited partners' equity	15	38	28	15
Limited partners' equity	16	950	494	332
		$3,667	$1,401	$1,369

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31
(MILLIONS)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	20	$173	$799
Restricted cash	21	136	181
Trade receivables and other current assets	22	607	554
Financial instrument assets	5	60	72
Due from related parties	27	65	60
Assets held for sale	4	920	-
		1,961	1,666
Financial instrument assets	5	124	113
Equity-accounted investments	19	1,569	721
Property, plant and equipment, at fair value	12	29,025	27,096
Goodwill	17	828	901
Deferred income tax assets	11	91	177
Other long-term assets	23	505	230
		$34,103	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$533	$542
Financial instrument liabilities	5	27	184
Due to related parties	27	101	112
Corporate borrowings	13	6	159
Non-recourse borrowings	13	489	1,517
Liabilities directly associated with assets held for sale	4	533	-
		1,689	2,514
Financial instrument liabilities	5	111	86
Corporate borrowings	13	2,328	2,393
Non-recourse borrowings	13	7,895	7,697
Deferred income tax liabilities	11	4,140	3,588
Other long-term liabilities	25	734	344
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	14	8,129	6,298
General partnership interest in a holding subsidiary held by Brookfield	14	66	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	3,252	2,843
Preferred equity	14	568	616
Preferred limited partners' equity	15	707	511
Limited partners' equity	16	4,484	3,956
		$34,103	$30,904

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Invest-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		ments in	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	equity	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	securities	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	24	-	-	-	-	-	24	38	26	297	1	17	403
Other comprehensive income (loss)	-	(205)	1,131	3	5	(8)	926	-	(48)	1,707	13	666	3,264
Preferred Units issued (Note 15)	-	-	-	-	-	-	-	196	-	-	-	-	196
LP Units purchased
for cancellation (Note 16)	(51)	-	-	-	-	-	(51)	-	-	-	-	-	(51)
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	307	-	-	307
Acquisition (Note 3)	-	-	-	-	-	-	-	-	-	21	-	-	21
Distributions or dividends declared	(355)	-	-	-	-	-	(355)	(38)	(26)	(553)	(45)	(255)	(1,272)
Distribution reinvestment plan	8	-	-	-	-	-	8	-	-	-	-	-	8
Other	(315)	(69)	373	-	(10)	(3)	(24)	-	-	52	39	(19)	48
Change in year	(689)	(274)	1,504	3	(5)	(11)	528	196	(48)	1,831	8	409	2,924
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206

Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net (loss) income	(32)	-	-	-	-	-	(32)	28	26	53	(1)	(23)	51
Other comprehensive income	-	26	508	(1)	2	(9)	526	-	39	383	9	393	1,350
Preferred Units and LP Units issued	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustments	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	294	-	-	294
Acquisition	-	-	-	-	-	-	-	-	-	525	-	-	525
Distributions or dividends declared	(328)	-	-	-	-	-	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	-	-	-	-	-	10	-	-	-	-	-	10
Other	-	-	(16)	-	-	-	(16)	-	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net (loss) income	(36)	-	-	-	-	-	(36)	15	25	65	-	(29)	40
Other comprehensive income	-	241	105	(1)	(1)	24	368	-	16	635	6	304	1,329
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,621	-	-	2,621
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(281)	-	-	-	-	-	(281)	(15)	(25)	(119)	(24)	(232)	(696)
Distribution reinvestment plan	9	-	-	-	-	-	9	-	-	-	-	-	9
MTO Adjustments	(24)	25	-	-	-	-	1	-	-	(1,617)	-	-	(1,616)
Other	(12)	-	-	-	-	-	(12)	-	(1)	-	19	(5)	1
Change in year	228	266	105	(1)	(1)	24	621	196	(34)	3,002	3	121	3,909
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2018	2017	2016
Operating activities
Net income		$403	$51	$40
Adjustments for the following non-cash items:
Depreciation	12	819	782	781
Unrealized foreign exchange and
financial instrument loss	5	8	43	1
Share of earnings from
equity-accounted investments	19	(68)	(2)	-
Deferred income tax (recovery) expense	11	(89)	49	(97)
Other non-cash items		53	(6)	27
Dividends received from equity-accounted investments	19	42	31	6
Changes in due to or from related parties		3	5	11
Net change in working capital balances	28	(68)	(25)	(137)
		1,103	928	632
Financing activities
Long-term debt - borrowings	13	3,261	1,874	3,477
Long-term debt - repayments	13	(3,527)	(1,607)	(1,975)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	300	294	2,621
Acquisition of Isagen from non-controlling interests	14	-	(5)	(1,540)
Issuance of preferred limited partnership units	15	196	187	147
Issuance of LP Units		-	411	657
Repurchase of LP Units	16	(51)	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(553)	(539)	(119)
To preferred shareholders	14	(26)	(25)	(25)
To preferred limited partners' unitholders	15	(37)	(26)	(12)
To unitholders of Brookfield Renewable or BRELP	14, 16	(643)	(591)	(522)
Borrowings from related party	13	200	-	-
Repayments to related party	13	(200)	-	-
		(1,080)	(27)	2,709
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity	3	(39)	377	(2,769)
Investment in equity-accounted investments	19	(420)	(439)	-
Investment in property, plant and equipment	12	(235)	(355)	(369)
Proceeds from disposal of assets		23	150	-
Disposal of (investment in) securities	5	27	(77)	(60)
Restricted cash and other		20	16	7
		(624)	(328)	(3,191)
Foreign exchange (loss) gain on cash		(17)	3	10
Cash and cash equivalents
(Decrease) increase		(618)	576	160
Net change in cash classified within assets held for sale	4	(8)	-	-
Balance, beginning of year		799	223	63
Balance, end of year		$173	$799	$223
Supplemental cash flow information:
Interest paid		$665	$611	$588
Interest received		$22	$27	$40
Income taxes paid		$68	$48	$55

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

brookfield renewable partners l.p.

notes to the audited annual consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2018, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2019.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, £ ,R$, COP, ZAR, THB and MYR are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound sterling, Brazilian reais, Colombian pesos, South African rand, Thai baht and Malaysian ringgit, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)      Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable Partnership Units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for LP Units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

also entered into a voting agreement with our consortium partners in respect of our Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 27 - Related party transactions for further information.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)     Equity-accounted investments

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(c) Recently adopted accounting standards

(i)   IFRS 15, Revenue from contracts with customers (“IFRS 15”)

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue  and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer using a five-step model, which requires the identification of a contract with a customer, the identification of performance obligations within the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied.

IFRS 15 requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There were no adjustments recognized on the adoption of IFRS 15.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

(ii)   IFRS 9, Financial instruments (“IFRS 9”)

Brookfield Renewable adopted IFRS 9, as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policy was applied prospectively, with an initial application date of January 1, 2018. Brookfield Renewable has not restated the comparative information, which continues to be reported under IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”). The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

(d) Changes to and impact of financial instrument accounting policies

Classification and measurement

Under IFRS 9, financial assets are subsequently measured at fair value through profit or loss, amortized cost, or fair value through OCI. The classification is based on two criteria: Brookfield Renewable’s business objectives for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The assessment of Brookfield Renewable’s business objectives was made as of January 1, 2018, the date of initial application. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

As at January 1, 2018, the date of initial application, Brookfield Renewable’s financial instruments and new classification categories under IFRS 9 were as follows:

	Classification category
	IAS 39	IFRS 9	Carrying amount IAS 39 and IFRS 9 ($ Millions)
Financial assets
Cash and cash equivalents	FVPL	Amortized cost	799
Restricted cash(1)	FVPL	Amortized cost	284
Trade receivables and other current assets	Loans and receivables	Amortized cost	554
Financial instrument assets - investments in equity securities(1)(2)	Available-for-sale	FVOCI	159
Financial instrument assets - derivative financial instruments(1)(3)	FVPL	FVPL	20
Financial instrument assets - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	6
Due from related parties	Loans and receivables	Amortized cost	60

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost	542
Financial instrument liabilities - derivative financial instruments(1)(3)	FVPL	FVPL	145
Financial instrument liabilities - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	125
Due to related parties	Other liabilities	Amortized cost	112
Corporate borrowings(1)	Other liabilities	Amortized cost	2,552
Non-recourse borrowings(1)	Other liabilities	Amortized cost	9,214

(1)               Includes both current and non-current portions.

(2)               Investments in equity securities were originally referred to as available-for-sale securities in the 2017 annual consolidated financial statements.

(3)               Derivative financial instruments comprise of energy derivative contracts, interest rate swaps and foreign exchange swaps.

The classification and measurement requirements of IFRS 9 did not have a significant impact to Brookfield Renewable. Brookfield Renewable continued measuring at fair value all financial assets previously held at fair value under IAS 39.  There are no changes in classification and measurement for Brookfield Renewable’s financial liabilities and there have been no financial liabilities designated at fair value through profit or loss.

Impairment

From January 1, 2018, Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables only, Brookfield Renewable applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the trade receivable.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Evidence of impairment may include:

•         Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•         A default of delinquency in interest or principal payments;

•         Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•         Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.

Trade receivables are reviewed qualitatively on a case by case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Measurement of ECL on financial assets resulted in immaterial amounts; therefore, an allowance for doubtful accounts was not recorded.

Derivatives and hedge accounting

Before January 1, 2018, hedge documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Brookfield Renewable will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they had actually been highly effective throughout the financial reporting periods for which they were designated.

Beginning January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Brookfield Renewable will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•         There is ‘an economic relationship’ between the hedged item and the hedging instrument.

•         The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

•         The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.

Refer to Note 1(k) – Financial Instruments for details of Brookfield Renewable’s accounting policies for hedge accounting from January 1, 2018 under IFRS 9.

(e) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(f) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(g) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(h) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(n) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2018 is 29 years (2017: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.  In June of 2018, the federal government of Brazil provided further clarification to a law that was passed in 2016, which resulted in Brookfield Renewable including a one-time thirty year concession renewal period in the valuation of certain of its hydroelectric facilities in Brazil.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(i) Asset impairment

At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(j) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(k) Financial instruments

The following accounting policies are applicable to the accounting for financial instruments from January 1, 2018 under IFRS 9. The impact to the Consolidated Financial Statements of the adoption of IFRS 9 in the current period and comparison to IAS 39 applied in the comparative period is explained in Note 1(d) - Changes to and Impact of Financial Instrument Accounting Policies.

Initial recognition

Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.

At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as FVPL, transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Classification and measurement

Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, and due to related party balances. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by Brookfield Renewable that do not meet hedge

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

accounting criteria are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•         Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•         Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•         Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•         Floating interest rate risk associated with payments of debts (cash flow hedges).

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 5 – Risk Management and Financial Instruments.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

(i)     Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within unrealized financial instruments gain (loss).

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Table of Contents

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

(ii)    Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within foreign exchange and unrealized financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

(iii)   Hedge ineffectiveness

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(l) Revenue and expense recognition

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region are included in Note 6 – Segmented information.

Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2018, revenues recognized at a point in time corresponding to the sale of renewable credits were $17 million (2017: $18 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation. Accordingly, Brookfield Renewable has determined that the pattern of revenue recognition under IFRS 15 is consistent with IAS 18.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2018 decreased revenues by $21 million (2017: $16 million).

Contract Balances

Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.

 (m) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

 (n) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

(o) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.

(p) Other items

(i)      Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii)     Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)     Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)     Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)      Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)     Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)    Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(q) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)      Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)     Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 - Risk management and financial instruments for more details.

(iii)    Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(r) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)      Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgement included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.

(ii)     Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

in Accounting Estimates and Errors. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)     Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2022 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on our qualifying hydroelectric assets.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)     Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

(v)      Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

(s) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”).

IFRS 16 was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17, Leases  (“IAS 17”) operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 supersedes IAS 17 and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has chosen to adopt the standard retrospectively in accordance with IFRS 16 paragraph C5(b), recognizing the cumulative effect at the date of initial application as an adjustment to the statement of financial position. For leases that meet the short-term recognition exemption of being less than 12 months in length from the date of initial application, or leases that meet the low-value recognition exemption, Management has elected to apply the respective practical expedients and these leases will be accounted for using IAS 17 operating lease accounting, whereby the lease payments will be recognized as an expense on either a straight line basis over the lease term or another systematic basis. At the date of initial application excluding the subsidiaries that are accounted for as held for sale (Note 4 – Assets held for sale), Brookfield Renewable anticipates recognizing a right-of-use asset of $149 million and a corresponding lease liability of $151 million.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2018:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled (%)
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
BRE GLBL Holdings L.P.(1)	Bermuda	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Renewable UK Hydro Limited	England and Wales	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	75
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.5
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100
Powell River Energy Inc.	Canada	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)               Voting control held through voting agreements with Brookfield.

(2)               Non-voting economic interest held through preferred shares and secured notes.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

3.  ACQUISITIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Biotherm

Brookfield Renewable previously acquired TerraForm Global, Inc. (“TerraForm Global”) on December 28th, 2017. Included in the net identifiable assets of TerraForm Global was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“Biotherm”).

In March 2018, Brookfield Renewable acquired Biotherm for a total consideration of $71 million. This amount was transferred in two tranches and included the aforementioned deposit, a cash payment of $12 million and deferred consideration of $3 million.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income (loss).

Northern Ireland Wind

In March 2018, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 23 MW wind facility in Northern Ireland (“Northern Ireland Wind”).

In October 2018, Brookfield Renewable, along with its institutional partners, completed the acquisition of Northern Ireland Wind. The total consideration was £22 million ($28 million). Brookfield Renewable retains an approximate 40% controlling interest.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income (loss).

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions are as follows:

			Northern
			Ireland
(MILLIONS)	Note	Biotherm	Wind	Total
Cash and cash equivalents		$12	$1	$13
Trade receivables and other current assets		7	-	7
Property, plant and equipment, at fair value		158	53	211
Current liabilities		(3)	(4)	(7)
Current portion of non-recourse borrowings		(3)	-	(3)
Financial instruments		(2)	-	(2)
Non-recourse borrowings		(69)	(18)	(87)
Deferred income tax liabilities		(35)	(4)	(39)
Non-controlling interests		(21)	-	(21)
Fair value of net assets acquired		44	28	72
Goodwill	17	27	-	27
Purchase price		$71	$28	$99

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Completed in 2017

The following investments were accounted for using the equity method as  Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in FHH Guernsey Ltd which owns a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred and capitalized.

TerraForm Power

In October 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 51% interest in TerraForm Power, Inc. (“TerraForm Power”). TerraForm Power is a 2,600 MW large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an indirect economic interest of approximately 16% in TerraForm Power for a total net investment of $203 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Power as an available for sale investment. The change from available for sale accounting to equity method accounting resulted in a gain of $13 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.  The acquisition costs of $1 million were incurred and capitalized.

In October 2017, Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election for one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which was commissioned in July of 2017. If the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

TerraForm Global

In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global. TerraForm Global is a 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Global as an available for sale investment. The change from available for sale accounting to consolidation accounting resulted in a gain of $2 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.

If the acquisition had taken place at the beginning of the year, the revenue from TerraForm Global for the year ended December 31, 2017 would have been $250 million. The total acquisition costs of $1 million were expensed as incurred and have been classified under Other  in the audited annual consolidated statements of income.

In December 2017, Brookfield Renewable entered into a voting agreement with an affiliate of Brookfield Renewable that ultimately controls TerraForm Global. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield subsidiary.

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2017 are as follows:

	TerraForm	European
(MILLIONS)	Global	Wind	Total
Cash and cash equivalents	$611	$-	$611
Restricted cash	90	-	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	-	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	-	18
Other long-term assets	94	-	94
Current liabilities	(73)	(4)	(77)
Current portion of non-recourse borrowings	(1,183)	-	(1,183)
Financial instruments	(15)	-	(15)
Non-recourse borrowings	(5)	-	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	-	(54)
Non-controlling interests	(1)	-	(1)
Fair value of net assets acquired	$757	$32	$789

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Completed in 2016

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016, Brookfield Renewable and its institutional partners (the “consortium”) acquired a 57.6% interest in Isagen S.A. E.S.P  (“Isagen”) from the Colombian government (the “Initial Investment”). Isagen was a listed entity in Colombia. It is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh.

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (“MTOs”) for the Isagen public shareholders at the same price per share paid for its initial 57.6% controlling interest.

The consortium closed the First MTO and the Second MTO on May 13, 2016 and September 14, 2016, respectively. During 2017, the consortium acquired further shares from public shareholders and completed delisting of Isagen from the Colombia Stock Exchange. After giving effect to the MTOs and additional shares the consortium ownership stands at 99.5% as of December 31, 2018.

Brookfield Renewable is the general partner of and controls the entity that holds the consortium’s 99.5% interest in Isagen. Brookfield Renewable’s investment is equivalent to an approximate 24% economic interest.  The total acquisition costs of $13 million were expensed as incurred and have been classified under Other in the  audited annual consolidated statements of income in 2016.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen for the year ended December 31, 2016 would have been $900 million.

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW hydroelectric portfolio in Brazil (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and the impact of the foreign currency contracts of R$24 million ($6 million). Brookfield Renewable retains a 100% interest in the portfolio.

The total acquisition costs of less than $1 million were expensed as incurred and classified under Other in the audited annual consolidated statements of income in 2016.

North American Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities in Pennsylvania that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains approximately 28.6% interest in the portfolio.

Total cash consideration was $859 million. The acquisition costs of $6 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income in 2016.

If the acquisition had taken place at the beginning of the year, the revenue from Pennsylvania Hydro for the year ended December 31, 2016 would have been $46 million.

In April 2016, Brookfield Renewable entered into a voting agreement with a Brookfield subsidiary that forms part of Brookfield Infrastructure Fund III. Pursuant to this voting agreement, Brookfield Renewable

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

is entitled to direct the election of the directors of the entity that ultimately controls and operates the Pennsylvania Hydro assets.

European Wind Development Project

In September 2016, Brookfield Renewable acquired a 19 MW wind development project in Ireland. The total consideration of €8 million ($9 million) included cash consideration of €7 million ($8 million) and deferred consideration and working capital adjustments of €1 million ($1 million). The acquisition was completed with institutional partners, and Brookfield Renewable retained an approximately 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2016 are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Ireland	Total
Cash and cash equivalents	$113	$4	$-	$-	$117
Trade receivables and other current assets	174	2	1	-	177
Property, plant and equipment, at fair value	4,772	100	859	10	5,741
Other long-term assets	15	-	-	-	15
Current liabilities	(463)	(3)	(1)	-	(467)
Non-recourse borrowings	(899)	-	-	-	(899)
Deferred income tax liabilities	(1,019)	-	-	(1)	(1,020)
Other long-term liabilities	(149)	-	-	-	(149)
Non-controlling interests	(1,417)	-	-	-	(1,417)
Fair value of net assets acquired	1,127	103	859	9	2,098
Goodwill	799	-	-	-	799
Purchase price	$1,926	$103	$859	$9	$2,897

During the years ended December 31, 2018 and 2017, the purchase price allocations for the acquisitions in 2017 and 2016, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited annual consolidated financial statements for 2017 and 2016 had to be considered for acquisitions made in the respective years.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

4.  assets held for sale

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31, 2018:

(MILLIONS)	Total
Assets
Cash and cash equivalents	$8
Restricted cash	47
Trade receivables and other current assets	28
Property, plant and equipment, at fair value	749
Goodwill	22
Other long-term assets	66
Assets held for sale	$920
Liabilities
Current liabilities	$23
Non-recourse borrowings	360
Other long-term liabilities	150
Liabilities directly associated with assets held for sale	$533

A revaluation of the property, plant, and equipment associated with the disposal groups discussed below was performed immediately prior to classification as held for sale in accordance with our accounting policy election to apply the revaluation method. The cumulative amount recognized in other comprehensive income relating to limited partners’ equity for the assets held for sale is $21 million.

Brookfield Renewable continues to consolidate and recognize, in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, the revenues, expenses and cash flows associated with assets held for sale. Non-current assets classified as held for sale are not depreciated.

South Africa Portfolio

In July 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 178 MW wind and solar portfolio in South Africa (“South Africa Portfolio”) for a total consideration of ZAR 2,031 million (approximately $166 million – Brookfield Renewable’s share totaling approximately $50 million). The transaction is subject to closing conditions, including regulatory and lender approvals. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the South Africa Portfolio. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the South Africa Portfolio. Each of the project entities included in the South Africa Portfolio contain additional non-controlling economic interest ranging between 30% and 49%.

Thailand Portfolio

In December 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 40 MW solar portfolio in Thailand (“Thailand Portfolio”) for a total consideration of THB 3,070 million (approximately $95 million – Brookfield Renewable’s share totaling approximately $29 million). The transaction is subject to the satisfaction of closing conditions. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Thailand Portfolio. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the Thailand Portfolio.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Malaysia Portfolio

In December 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 19 MW solar portfolio in Malaysia (“Malaysia Portfolio”) for a total consideration of MYR 154 million (approximately $37 million – Brookfield Renewable’s share totaling approximately $11 million). The transaction is subject to the satisfaction of closing conditions. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the Malaysia Portfolio. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Malaysia Portfolio. Each of the project entities included in the Malaysia Portfolio contain additional non-controlling economic interest ranging between 5% and 49%.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
5% increase	$(3)	$(3)	$(1)	$(10)	$(4)	$(7)
5% decrease	3	3	1	10	4	7

(1)        Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
5% increase	$30	$4	$1	$44	$79	$51
5% decrease	(30)	(4)	(1)	(44)	(79)	(51)

(1)        Amounts represent the potential annual net pretax impact.

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $3,764 million (2017: $4,176 million). Of this principal value, $1,447 million (2017: $824 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
1% increase	$(10)	$17	$(17)	$42	$54	$115
1% decrease	11	(17)	17	(42)	(54)	(115)

(1)        Amounts represent the potential annual net pretax impact.

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 22 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2018	2017
Trade receivables and other short-term receivables	493	442
Due from related parties	65	60
Other long-term assets	402	-
	$960	$502

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date. As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2018
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$533	$-	$-	$533
Financial instrument liabilities(1)	27	57	54	138
Due to related parties	101	-	-	101
Other long-term liabilities - concession payments	1	4	10	15
Corporate borrowings(1)	6	1,344	990	2,340
Non-recourse borrowings(1)	489	2,806	5,164	8,459
Interest payable on borrowings(2)	577	1,906	1,684	4,167
Total	$1,734	$6,117	$7,902	$15,753

AS AT DECEMBER 31, 2017
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$542	$-	$-	$542
Financial instrument liabilities(1)	184	62	24	270
Due to related parties	112	-	-	112
Other long-term liabilities - concession payments	1	3	10	14
Corporate borrowings(1)	159	1,563	835	2,557
Non-recourse borrowings(1)	1,517	3,024	4,744	9,285
Interest payable on borrowings(2)	634	1,924	1,697	4,255
Total	$3,149	$6,576	$7,310	$17,035

(1)           Includes both the current and long-term amounts.

(2)           Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2018	2017
Assets measured at fair value:
Cash and cash equivalents	$173	$-	$-	$173	$799
Restricted cash(1)	181	-	-	181	284
Financial instrument assets(2)(3)
Energy derivative contracts	-	3	-	3	-
Interest rate swaps	-	9	-	9	6
Foreign exchange swaps	-	55	-	55	20
Investments in equity securities(2)	60	57	-	117	159
Property, plant and equipment	-	-	29,025	29,025	27,096
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(22)	-	(22)	(19)
Interest rate swaps	-	(116)	-	(116)	(155)
Foreign exchange swaps	-	-	-	-	(96)
Contingent consideration(4)	-	-	(3)	(3)	(18)
Assets for which fair value is disclosed:
Equity-accounted investments(5)	703	-	-	703	278
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,640)	(727)	-	(2,367)	(2,641)
Non-recourse borrowings	(370)	(8,326)	-	(8,696)	(9,838)
Total	$(893)	$(9,067)	$29,022	$19,062	$15,875

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Amounts in Level 2 include Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to business combinations with obligations lapsing in 2021 and 2024.

(5)        The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.

There were no transfers between levels during the year ended December 31, 2018.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2018		2017
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$3	$22	$(19)	$(19)
Interest rate swaps	9	116	(107)	(149)
Foreign exchange swaps	55	-	55	(76)
Investments in equity securities	117	-	117	159
Total	184	138	46	(85)
Less: current portion	60	27	33	(112)
Long-term portion	$124	$111	$13	$27

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2018	2017	2016
Balance, beginning of year		$(85)	$(28)	$(145)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through OCI on investments in equity securities	(a)	(16)	(20)	52
Unrealized (loss) through income on energy derivative contracts	(b)	(3)	(5)	-
Unrealized (loss) through OCI on energy derivative contracts	(b)	-	(17)	(28)
Unrealized gain (loss) through income on interest rate swaps	(c)	17	1	(7)
Unrealized gain (loss) through OCI on interest rate swaps	(c)	14	18	(1)
Unrealized gain (loss) through income on foreign exchange swaps	(d)	76	(29)	3
Unrealized gain (loss) through OCI on foreign exchange swaps	(d)	87	(94)	(61)
Acquisitions, settlements and other		(44)	89	159
Balance, end of year		$46	$(85)	$(28)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(a)	117	159	136

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$3	$-	$3
Interest rate swaps	(c)	-	1	1
Foreign exchange swaps	(d)	32	19	10
Net positions		$35	$20	$14

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$-	$-	$5
Interest rate swaps	(c)	9	5	6
Foreign exchange swaps	(d)	23	1	39
Net positions		$32	$6	$50

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(7)	$(5)	$(3)
Interest rate swaps	(c)	(82)	(107)	(2)
Foreign exchange swaps	(d)	-	(33)	(6)
Net positions		$(89)	$(145)	$(11)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	$(15)	$(14)	$(2)
Interest rate swaps	(c)	(34)	(48)	(176)
Foreign exchange swaps	(d)	-	(63)	(39)
Net positions		$(49)	$(125)	$(217)

Total financial instruments, net		$46	$(85)	$(28)

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

(a)  Investments in equity securities

Investments in equity securities are held to achieve a particular business objective other than short-term trading and are designated at fair value through OCI. There is no recycling of gains or losses through profit or loss. Upon derecognition of the associated asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

In the comparative periods presented in accordance with IAS 39, investments in equity securities were classified as available-for-sale securities and were assessed for impairment at each reporting date. For the year ended December 31, 2017, gains of $2 million (2016: gains of $9 million) relating to available-for-sale securities were reclassified from OCI to net income.

(b)  Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the energy derivative contracts are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.

For the year ended December 31, 2018, losses of $6 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2017: $23 million gains and 2016: $48 million gains).

Based on market prices as of December 31, 2018, unrealized losses of $14 million (2017: $9 million losses and 2016: $6 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table summarizes the energy derivative contracts designated as hedging instruments:

Dec 31
Energy derivative contracts	2018
Carrying amount (asset/(liability))	(15)
Notional amount - millions of U.S. dollars	188
Notional amount - GWh	5,024
Weighted average hedged rate for the year ($/MWh)	37
Maturity dates	Jan 2019 - Dec 2020
Hedge ratio	1:1
Change in discounted spot value of outstanding hedging instruments	(8)
Change in value of hedged item used to determine hedge effectiveness	9

The hedge ineffectiveness loss recognized in Unrealized financial instruments loss in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2018 was $2 million.

(c)  Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed rate loans (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.

The hedge ineffectiveness can arise from:

•         Different interest rate curves being applied to discount the hedged item and hedging instrument

•         Differences in timing of cash flows of the hedged item and hedging instrument

•         The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item

At December 31, 2018, agreements with a total notional exposure of $1,444 million were outstanding (2017: $1,704 million) including $383 million (2017: $780 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.6% (2017: 4.5% and 2016: 2.5%).

For the year ended December 31, 2018, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income (loss) were $14 million losses (2017: $20 million and 2016: $16 million).

Based on market prices as of December 31, 2018, unrealized losses of $10 million (2017: $18 million and 2016: $110 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table summarizes the interest rate hedges designated as hedging instruments:

Dec 31
Interest rate hedges	2018
Carrying amount (asset/(liability))	(25)
Notional amount - $	178
Notional amount - C$(1)	151
Notional amount - €(1)	377
Notional amount - £(1)	99
Notional amount - COP(1)	256
Maturity dates	Aug 2019 - Sep 2036
Hedge ratio	1:1
Change in discounted spot value of outstanding hedging instruments	8
Change in value of hedged item used to determine hedge effectiveness	(2)

(1)               Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2018 foreign currency spot rate

The hedge ineffectiveness gain recognized in Unrealized financial instruments loss in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2018 was $9 million.

(d)  Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument. Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

At December 31, 2018, agreements with a total notional exposure of $1,844 million were outstanding (2017: $2,306 million) including $957 million (2017: $718 million) associated with agreements that are not formally designated as hedging instruments.

There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2017: $48 million losses and 2016: $1 million losses). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table summarizes the foreign exchange swaps designated as hedging instruments:

Dec 31
Foreign exchange swaps	2018
Carrying amount (asset/(liability))	23
Notional amount for hedges of the Canadian dollar(1)	419
Notional amount for hedges of the Euro(1)	221
Notional amount for hedges of the British pounds sterling(1)	247
Maturity date	Jan 2019 - Dec 2019
Hedge ratio	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	1.34
€/$ foreign exchange forward contracts	0.82
£/$ foreign exchange forward contracts	0.76

(1)               Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the LP unitholder equity reserves impacted by financial instruments:

		Investments	Foreign
	Cash flow	in equity	currency
(MILLIONS)	hedges	securities	translation
Balance, as at December 31, 2017	$(29)	$15	$(378)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(1)	-	-
Interest rate swaps	1	-	-
Foreign exchange swaps	-	-	42
Amount reclassified to profit or loss	7	-	-
Foreign currency revaluation of designated borrowings	-	-	87
Foreign currency revaluation of net foreign operations	-	-	(324)
Valuation of investments in equity securities designated FVOCI	-	(8)	-
Tax effect	(2)	-	(10)
Other	(10)	(3)	(69)
Balance, as at December 31, 2018	$(34)	$4	$(652)

6.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which is now reviewed on a standalone basis. Our investment in First Hydro also resulted in the creation of a storage segment which is now reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	893	244	216	219	73	42	12	146	85	-	1,930	(286)	1,338	2,982
Other income	12	5	4	2	11	-	-	5	-	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	-	900	-
Management service costs	-	-	-	-	-	-	-	-	-	(80)	(80)	-	-	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	-	1	-	-	-	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(38)	(38)	-	-	(38)
Preferred equity	-	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(85)	(12)	(97)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	-	-	-
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and
unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	-	(2)	(3)	(29)	(34)
Deferred income tax recovery	(1)	1	18	20	2	-	-	21	-	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	-	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(62)	-	(62)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	274	274
Net income (loss) attributable
to Unitholders(2)	189	3	87	(18)	5	1	4	33	(2)	(260)	42	-	-	42

(1)               Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	945	243	191	161	46	26	8	59	-	1,679	(74)	1,020	2,625
Other income	1	12	2	-	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	57	-	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	-	609	-
Management service costs	-	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	-	(1)	-	(1)	-	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	-	-	-
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	-	(539)	22	(265)	(782)
Foreign exchange and
unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	-	(1)	-	(15)	(47)	2	(1)	(46)
Deferred income tax expense	(67)	2	(10)	28	5	-	1	-	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	-	(6)	(26)	12	(1)	(15)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	-	-	(56)

(1)               Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2016:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	187	192	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	13	3	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(70)	(107)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	130	88	115	32	13	31	(15)	942	-	557	-
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(24)	(36)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(9)	(6)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	97	46	74	18	6	19	(208)	419	-	-	-
Depreciation	(244)	(125)	(31)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Foreign exchange and
unrealized financial instrument loss	1	-	1	-	-	-	2	-	4	-	-	4
Deferred income tax expense (recovery)	31	7	6	49	6	-	-	(21)	78	-	19	97
Other	(27)	(5)	3	4	6	(1)	(2)	(4)	(26)	(2)	(18)	(46)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(2)	128	(26)	25	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)               Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Asia		Other			investments	interests	financials
As at December 31, 2018:
Cash and cash equivalents	$6	$7	$37	$30	$29	$5	$2	$41	$9	$3	$169	$(81)	$85	$173
Property, plant and equipment, at fair value	11,498	1,609	1,907	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	1,868	2,105	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	419	198	1,204	463	75	31	1,021	249	2,334	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	434	150	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the year ended December 31, 2018:
Additions to property, plant and equipment	96	7	30	11	10	-	-	9	3	6	172	(16)	145	301
As at December 31, 2017:
Cash and cash equivalents	$21	$14	$40	$18	$19	$7	$103	$90	$11	$7	330	$(30)	$499	$799
Property, plant and equipment, at fair value	11,396	1,303	1,908	1,798	482	304	11	602	625	-	18,429	(1,451)	10,118	27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	765	691	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	499	253	2,552	8,439	(848)	4,175	11,766
Other liabilities	2,188	354	180	333	101	16	9	74	51	234	3,540	(191)	1,507	4,856
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	-	13	10	220	(10)	144	354

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Geographical Information

The following table presents consolidated revenue split by geographical region for the year ended December 31:

(MILLIONS)	2018	2017	2016
United States	$926	$871	$786
Colombia	896	797	819
Canada	428	480	442
Brazil	429	366	269
Europe	126	111	136
Asia	177	-	-
	$2,982	$2,625	$2,452

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Dec 31	Dec 31
(MILLIONS)	2018	2017
United States	$12,705	$11,131
Colombia	6,665	5,401
Canada	5,705	5,810
Brazil	3,553	3,479
Europe	1,624	1,332
Asia	342	664
	$30,594	$27,817

7.  OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Interest income and other		$22	$32	$41
Gain on available for sale investments		-	15	-
Gains on settlement of foreign currency contracts		28	-	23
		$50	$47	$64

8. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Operations, maintenance and administration		$581	$567	$553
Water royalties, property taxes and other		142	161	149
Fuel and power purchases(1)		289	226	313
Energy marketing fees	27	24	24	23
		$1,036	$978	$1,038

(1)        Fuel and power purchases are primarily attributable to our portfolio in Colombia.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

9.  OTHER

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	2018	2017	2016
Transaction costs	$2	$9	$22
Change in fair value of property, plant and equipment	44	33	36
Other	36	(27)	(12)
	$82	$15	$46

10. FOREIGN CURRENCY TRANSLATION

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Foreign currency translation on
Property, plant and equipment, at fair value	12	$(1,512)	$506	$1,186
Borrowings	13	537	(282)	(244)
Deferred income tax liabilities and assets	11	184	(82)	(157)
Other assets and liabilities		(34)	48	201
		$(825)	$190	$986

11.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2018	2017	2016
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(30)	$(39)	$(44)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$2	$8	$71
Relating to change in tax rates / imposition of new tax laws	95	(42)	35
Relating to unrecognized temporary differences and tax losses	(8)	(15)	(9)
	$89	$(49)	$97
Total income tax recovery (expense)	$59	$(88)	$53

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2018	2017	2016
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(2)	$(4)	$2
Other	(20)	15	(7)
Revaluation surplus
Origination and reversal of temporary differences	(1,117)	(248)	(55)
Relating to changes in tax rates / imposition of new tax laws	54	586	19
	$(1,085)	$349	$(41)

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2018	2017	2016
Statutory income tax (expense) recovery(1)	$(100)	$(50)	$5
Reduction (increase) resulting from:
Increase in tax assets not recognized	(8)	(15)	(9)
Differences between statutory rate and future tax rate	95	(37)	43
Subsidiaries' income taxed at different rates	75	14	14
Other	(3)	-	-
Effective income tax recovery (expense)	$59	$(88)	$53

(1)           Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was (17.15)% for the year ended December 31, 2018 (2017: 63.31% and 2016: 384.03%). The effective tax rate is less than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2018	2017	2016
2019 to 2023	$3	$8	$-
2024 and thereafter	85	108	98
	$88	$116	$98

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Difference	Net deferred
	Non-capital	between tax and	tax (liabilities)
(MILLIONS)	losses	carrying value	assets
As at January 1, 2016	$458	$(2,996)	$(2,538)
Recognized in Net income (loss)	24	73	97
Recognized in equity	17	(48)	(31)
Business combination	-	(1,020)	(1,020)
Foreign exchange	-	(160)	(160)
As at December 31, 2016	499	(4,151)	(3,652)
Recognized in Net income (loss)	(97)	48	(49)
Recognized in equity	13	341	354
Business combination	79	(63)	16
Foreign exchange	14	(94)	(80)
As at December 31, 2017	508	(3,919)	(3,411)
Recognized in Net income (loss)	(60)	149	89
Recognized in equity	1	(985)	(984)
Business combination	-	73	73
Foreign exchange	(20)	204	184
As at December 31, 2018	$429	$(4,478)	$(4,049)

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The deferred income tax liabilities include $3,685 million (2017: $2,561 million and 2016: $2,948 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $3,398 million (2017: $1,549 million and 2016: $1,380 million). No deferred income tax liability has been recognized in the financial statements in respect of this taxable temporary difference.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2015		$14,847	$3,233	-	$278	$18,358
Additions		269	71	-	18	358
Acquisitions through business combinations	3	5,731	10	-	-	5,741
Items recognized through OCI
Change in fair value		190	187	-	54	431
Foreign exchange		1,114	21	-	51	1,186
Items recognized through net income
Change in fair value		(17)	(10)	-	(9)	(36)
Depreciation		(565)	(199)	-	(17)	(781)
As at December 31, 2016		$21,569	$3,313	-	$375	$25,257
Additions		253	95	-	6	354
Acquisitions through business combinations	3	-	670	575	-	1,245
Disposal		-	(338)	-	-	(338)
Items recognized through OCI
Change in fair value		828	91	-	(32)	887
Foreign exchange		332	177	-	(3)	506
Items recognized through net income
Change in fair value		(20)	(8)	-	(5)	(33)
Depreciation		(563)	(197)	-	(22)	(782)
As at December 31, 2017		$22,399	$3,803	$575	$319	$27,096
Additions		212	36	47	6	301
Acquisitions through business combinations	3	-	125	86	-	211
Transfer to assets held for sale	4	-	(58)	(691)	-	(749)
Items recognized through OCI
Change in fair value		3,775	466	313	4	4,558
Foreign exchange		(1,138)	(256)	(77)	(41)	(1,512)
Items recognized through net income
Change in fair value		(33)	(20)	-	(8)	(61)
Depreciation		(536)	(236)	(25)	(22)	(819)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025

(1)     Includes biomass and cogeneration.

(2)     Includes intangible assets of $11 million (2017: $13 million and 2016: $14 million) and assets under construction of $388 million (2017: $601 million and 2016: $663 million).

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(h) – Property, plant and equipment and revaluation method and 1(q)(i) – Critical estimates – property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table

	North America						Colombia		Brazil		Europe
	2018			2017			2018	2017	2018	2017	2018			2017
Discount rate(1)
Contracted	4.8%	-	5.6%	4.9%	-	6.0%	9.6%	11.3%	9.0%	8.9%	4.0%	-	4.3%	4.1%	-	4.5%
Uncontracted	6.4%	-	7.2%	6.5%	-	7.6%	10.9%	12.6%	10.3%	10.2%	5.8%	-	6.1%	5.9%	-	6.3%
Terminal
capitalization rate(2)	6.1%	-	7.1%	6.2%	-	7.5%	10.4%	12.6%	N/A	N/A	N/A			N/A
Exit date	2038			2037			2038	2037	2047	2032	2033			2031

(1)               Discount rates are not adjusted for asset specific risks.

(2)               The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2018
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(770)	$(180)	$(80)	$(20)	$(1,050)
25 bps decrease in discount rates	840	190	80	20	1,130
5% increase in future energy prices	800	440	100	20	1,360
5% decrease in future energy prices	(800)	(440)	(100)	(20)	(1,360)
25 bps increase in terminal capitalization rate(1)	(210)	(30)	-	-	(240)
25 bps decrease in terminal capitalization rate(1)	230	30	-	-	260
	2017
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(710)	$(130)	$(50)	$(20)	$(910)
25 bps decrease in discount rates	770	130	50	20	970
5% increase in future energy prices	620	370	70	20	1,080
5% decrease in future energy prices	(620)	(370)	(70)	(20)	(1,080)
25 bps increase in terminal capitalization rate(1)	(180)	(20)	-	-	(200)
25 bps decrease in terminal capitalization rate(1)	190	20	-	-	210

(1)         The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of our hydroelectric assets. In November 2016, the Brazilian federal government published a new law which allowed a one-time extension of authorization licenses of hydroelectric facilities with installed capacities in the range of 5 MW to 50 MW. Only after the Brazilian federal government clarified the technical and cost requirements associated with the authorization extension in June of 2018 did Brookfield Renewable include the one-time 30-year extension in the valuation of the relevant hydroelectric assets in Brazil. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2018, including a one-time 30-year renewal for applicable hydroelectric assets, is 29 years (2017: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2018:

	North America	Colombia	Brazil	Europe
1 - 10 years	57%	22%	69%	72%
11 - 20 years	34%	0%	35%	25%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$83	COP	201,000	R$	286	€93
11 - 20 years	80		-		397	111

(1)               Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$68	COP	252,000	R$	287	€79
11 - 20 years	116		354,000		452	92

(1)               Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2022 and 2025. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $150 million (2017: $160 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2018	2017
Hydroelectric	$11,888	$12,740
Wind	2,753	3,030
Solar	260	621
Other(1)	246	312
	$15,147	$16,703

(1)           Includes biomass and cogeneration.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

13.  BORROWINGS

Corporate Borrowings

The composition of corporate borrowings as at December 31 is presented in the following table:

	2018				2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Credit facilities	3.3	4.4	$727	$727	2.6	4.5	$887	$887
Medium Term Notes:
Series 3 (C$200)	-	-	$-	$-	5.3	0.8	$159	$163
Series 4 (C$150)	5.8	17.9	110	124	5.8	18.9	119	144
Series 7 (C$450)	5.1	1.8	330	342	5.1	2.8	358	382
Series 8 (C$400)	4.8	3.1	293	309	4.8	4.1	318	344
Series 9 (C$400)	3.8	6.4	293	288	3.8	7.4	318	321
Series 10 (C$500)	3.6	8.0	367	357	3.6	9.0	398	400
Series 11 (C$300)	4.3	10.0	220	220	-	-	-	-
	4.4	6.5	$1,613	$1,640	4.5	6.4	$1,670	$1,754
Total corporate borrowings			2,340	2,367			2,557	2,641
Less: Unamortized financing fees(1)			(6)				(5)
Less: Current portion			(6)				(159)
			$2,328				$2,393

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2018	2017	2016
Corporate borrowings
Unamortized financing fees, beginning of year	$5	$6	$5
Additional financing fees	2	-	2
Amortization of financing fees	(1)	(1)	(1)
Unamortized financing fees, end of year	$6	$5	$6

Credit facilities

In June 2018, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2023. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable rate plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20%.

In May 2018, Brookfield Renewable entered into an agreement for a $300 million export credit agency guaranteed letter of credit facility. As at December 31, 2018, $201 million is utilized on the facility replacing the previous utilization on Brookfield Renewable’s revolving credit facility.

In December 2018, Brookfield Renewable extended the maturity of the $400 million committed unsecured credit facility provided by Brookfield Asset Management by one year to December 2019. The interest rate

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

is LIBOR plus up to 2%. Brookfield Renewable repaid all outstanding draws and accrued interest from the $400 million unsecured revolving credit facility as of December 31, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2018 totaled $8 million (2017: $1 million). Subsequent to December 31, 2018, Brookfield Asset Management placed funds on deposit with Brookfield Renewable in the amount of $251 million.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2018	2017
Authorized corporate credit facilities(1)	$2,100	$2,090
Draws on corporate credit facilities(1)	(721)	(685)
Issued letters of credit	(8)	(193)
Available portion of corporate credit facilities	1,371	1,212

(1)           Amounts are guaranteed by Brookfield Renewable. Excludes $6 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

Medium term notes

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 30  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

On September 20, 2018, Brookfield Renewable completed the issuance of C$300 million ($231 million) Series 11 medium-term notes which carry a fixed interest rate of 4.25% and mature in January 2029. The financing was Brookfield Renewable’s inaugural corporate-level green bond.

In November 2018, Brookfield Renewable repaid C$200 million ($153 million) of medium-term notes upon maturity.

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	2018				2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Non-recourse borrowings
Hydroelectric	6.1	9.2	$6,318	$6,517	6.3	8.8	$6,392	$6,813
Wind	4.7	10.8	1,908	1,951	5.8	9.7	2,211	2,343
Solar	6.0	7.1	142	133	11.1	7.6	643	643
Storage and other	4.0	4.9	91	95	8.4	17.8	39	39
Total	5.7	9.5	$8,459	$8,696	6.5	9.0	$9,285	$9,838
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(76)				(72)
Less: Current portion			(489)				(1,517)
			$7,895				$7,697

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2019	2020	2021	2022	2023	Thereafter	Total
Non-recourse borrowings
Hydro	306	446	164	491	1,084	3,827	6,318
Wind	169	119	129	128	161	1,202	1,908
Solar	13	-	4	-	-	125	142
Storage and other	1	1	77	1	1	10	91
	$489	$566	$374	$620	$1,246	$5,164	$8,459

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2018	2017	2016
Non-recourse borrowings
Unamortized financing fees, beginning of year	$72	$74	$54
Additional financing fees	21	16	41
Amortization of financing fees	(12)	(14)	(17)
Foreign exchange translation and other	(5)	(4)	(4)
Unamortized financing fees, end of year	$76	$72	$74

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of non-recourse borrowings and £90 million ($125 million) letter of credit facility. The non-recourse borrowings mature in 2021 and bear interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033. Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026. Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed bond financing associated with the Colombian business. The financing was a COP 750 billion ($262 million) in senior unsecured bonds with maturities of 7, 12 and 30 years at rates of 7.12%, IPC + 3.56% and IPC + 3.99%, respectively.

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI + 2.00%, maturing in October 2023.

In the second quarter of 2018, Brookfield Renewable completed a refinancing of COP 1,762 billion ($634 million) of bank debt associated with the Colombian business. The new loans mature between 2025 and 2030 years at rates ranging of IBR + 2.97% to IBR + 3.70%.

On August 31, 2018, Brookfield Renewable completed a refinancing of COP 338 billion ($111 million) of debt associated with the Colombian business. The amortizing loan bears a fixed interest rate of 7.48% and matures in August 2025.

On September 14, 2018, Brookfield Renewable completed a R$250 million ($60 million) financing associated with the Brazilian hydroelectric business. The debenture bears interest at 113% of CDI and matures in September 2023.

On September 28, 2018, Brookfield Renewable increased indebtedness associated with a 166 MW wind portfolio in Ontario through a C$60 million ($46 million) private placement. The debt bears a fixed rate of 4.86% and matures in August 2031.

On October 26, 2018, Brookfield Renewable completed a £29 million ($37 million) financing associated with the acquisition of a 23 MW Northern Ireland wind facility. The debt matures in September 2036 and bears interest at GBP LIBOR plus a margin of 1.85%.

On November 26, 2018, Brookfield Renewable completed a commercial paper issuance of COP 250 billion ($77 million) associated with the Colombian business. The issuance bears interest at IBR + 0.70% and has a term of 330 days.

On December 11, 2018, Brookfield Renewable extended the maturity of COP 593 billion ($186 million) of local bank debt and $196 million of bank debt associated with the Colombian business by 2 years to January 2023. The COP tranche bears interest at IBR + 3.50% and the USD tranche bears interest at LIBOR + 2.50%.

On December 12, 2018, Brookfield Renewable completed a $190 million refinancing associated with a 377 MW hydroelectric portfolio in the United States. The loan bears interest at LIBOR plus a margin of 3.00% and matures in December 2022.

On December 20, 2018, Brookfield Renewable completed a C$150 million ($111 million) financing associated with a 488 MW hydroelectric portfolio in Canada. The loan bears interest at CDOR plus a margin of 1.40% and matures in November 2020.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

On December 20, 2018, Brookfield Renewable completed a C$160 million ($119 million) financing associated with a 351 MW hydroelectric portfolio in Canada. The loan bears interest at CDOR plus a margin of 1.60% and matures in June 2023.

Supplemental Information

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Net cash flows from	Non-cash
(MILLIONS)	Jan 1	financing activities	Acquisition	Held for sale	Disposal	Other(1)	Dec 31
2018
Corporate borrowings	$2,552	(88)	-	-	-	(130)	$2,334
Non-recourse borrowings	$9,214	(178)	90	(360)	-	(382)	$8,384
2017
Corporate borrowings	$2,229	191	-	-	-	132	$2,552
Non-recourse borrowings	$7,953	76	1,188	-	(173)	170	$9,214

(1)               Includes foreign exchange and amortization of unamortized premium and financing fees.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2018	2017
Participating non-controlling interests - in operating subsidiaries	$8,129	$6,298
General partnership interest in a holding subsidiary held by Brookfield	66	58
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	3,252	2,843
Preferred equity	568	616
	$12,015	$9,815

On October 31, 2018, Brookfield Renewable completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets. Cash consideration of C$390 million was received from the non-controlling shareholders. A revaluation of the associated property, plant and equipment was performed immediately prior to the sale in accordance with our accounting policy election to apply the revaluation method. Upon completion of the sale, Brookfield Renewable recognized an $11 million gain directly in equity.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

	Brookfield					Isagen	Isagen public
	Americas	Brookfield	Brookfield	Canadian	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Hydroelectric	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Portfolio	Group	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$-	$121	$-	$-	$67	$2,587
Net income	(18)	(16)	15	-	16	47	19	2	65
OCI	46	228	-	-	2	148	205	6	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	-	(12)	-	-	(4)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$-	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	-	12	47	-	3	53
OCI	(76)	269	111	-	2	78	(1)	-	383
Capital contributions	-	89	186	-	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	-	525
Distributions	(8)	(317)	(88)	-	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)	-	-	(5)	5	-	(1)
Other	-	-	1	-	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$-	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	4	14	174	1	8	297
OCI	66	298	805	(11)	(18)	504	5	58	1,707
Capital contributions	-	9	5	293	-	-	-	-	307
Acquisition	-	-	-	-	-	-	-	21	21
Distributions	(17)	(81)	(276)	-	(6)	(167)	-	(6)	(553)
Other	-	12	(3)	(10)	-	-	-	53	52
As at December 31, 2018	$900	$1,929	$2,469	$276	$124	$2,212	$15	$204	$8,129
Interests held by third parties	75-80%	43-60%	23-71%	25-44%	25%	53%	0.5%	20-50%	-

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield	Brookfield	Canadian	The
	Infrastructure	Infrastructure	Infrastructure	Hydroelectric	Catalyst
(MILLIONS)	Fund	Fund II	Fund III(1)	Portfolio	Group	Isagen(2)	Other	Total
Interests held by third parties	75-80%	43-60%	69-71%	25-44%	25%	76%	20-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China	Canada	United States	Colombia	United States, Brazil, Canada
Year ended December 31, 2016:
Revenue	$118	$394	$28	$-	$164	$819	$27	$1,550
Net income	(22)	(23)	(8)	-	62	110	5	124
Total comprehensive income (loss)	37	356	(8)	-	70	502	31	988
Net income allocated to non-controlling interests	(18)	(16)	(5)	-	16	86	2	65
Year ended December 31, 2017:
Revenue	$123	$430	$53	$-	$135	$797	$32	$1,570
Net (loss) income	(34)	(20)	18	-	47	89	7	107
Total comprehensive income (loss)	(133)	529	126	-	57	236	-	815
Net (loss) income allocated to non-controlling interests	(29)	(13)	13	-	12	67	3	53
As at December 31, 2017:
Property, plant and equipment, at fair value	$1,667	$5,153	$2,149	$-	$964	$5,401	$411	$15,745
Total assets	1,718	5,430	3,294	-	1,066	6,526	426	18,460
Total borrowings	556	2,040	1,502	-	413	1,858	42	6,411
Total liabilities	628	2,422	1,678	-	432	3,336	63	8,559
Carrying value of non-controlling interests	$850	$1,682	$1,138	$-	$134	$2,424	$70	$6,298
Year ended December 31, 2018:
Revenue	$157	$447	$311	$38	$142	$896	$21	$2,012
Net income	2	17	19	15	56	331	2	442
Total comprehensive income (loss)	95	544	898	25	(16)	1,290	16	2,852
Net income allocated to non-controlling interests	1	9	15	6	14	251	1	297
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$5,553	$2,322	$1,679	$875	$6,665	$253	$19,034
Total assets	1,737	5,831	3,725	1,975	982	7,717	293	22,260
Total borrowings	536	1,979	838	924	369	1,744	70	6,460
Total liabilities	582	2,395	1,441	1,933	387	3,548	88	10,374
Carrying value of non-controlling interests	$900	$1,929	$1,641	$314	$124	$3,169	$52	$8,129

(1)           Excludes information relating to Isagen which is presented separately.

(2)           The total third parties ownership interest in Isagen as of December 31, 2018 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.5% and other non-controlling interests: 0.5%.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2018, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2017: 2,651,506) and 129,658,623 (December 31, 2017: 129,658,623), respectively.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2018	2017
General partnership interest in a holding
subsidiary held by Brookfield	$5	$5
Incentive distribution	40	30
	$45	$35

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$255	$243
	$300	$278

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2018	2017	2016
For the year ended December 31:
Revenue	$2,982	$2,625	$2,452
Net income	403	51	40
Comprehensive income	3,667	1,401	1,369
Net income allocated to(1):
GP interest	1	(1)	-
Redeemable/Exchangeable partnership units	17	(23)	(29)
As at December 31:
Property, plant and equipment, at fair value	$29,025	$27,096
Total assets	34,103	30,904
Total borrowings	10,718	11,766
Total liabilities	16,897	16,622
Carrying value of(2):
GP interest	66	58
Redeemable/Exchangeable partnership units	3,252	2,843

(1)           Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 180.2 million, respectively (2017: 2.7 million, 129.7 million, and 173.5 million, respectively and 2016: 2.7 million, 129.7 million, and 156.4 million, respectively).

(2)           Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 178.8 million, respectively (2017: 2.7 million, 129.7 million, and 180.4 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared for
		Cumulative	permitted	the year ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	dividend	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 1 (C$136)	5.45	3.36	Apr 2020	$4	$4	$100	$108
Series 2 (C$113)(1)	4.51	4.29	Apr 2020	3	3	83	90
Series 3 (C$249)	9.96	4.40	Jul 2019	8	8	182	197
Series 5 (C$103)	4.11	5.00	Apr 2018	4	4	75	82
Series 6 (C$175)	7.00	5.00	Jul 2018	7	7	128	139
	31.03			$26	$26	$568	$616

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2018, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2018, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2019, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares have been repurchased as of December 31, 2018.

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

			Earliest	Distributions declared for
		Cumulative	permitted	the year ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	distribution	redemption	December 31		Dec 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 5 (C$72)	2.89	5.59	Apr 2018	$4	$4	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	7	8	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	9	8	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	9	8	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	9	-	196	-
	37.89			$38	$28	$707	$511

On January 16, 2018, Brookfield Renewable issued 10,000,000 Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). Brookfield Renewable incurred C$7 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of the Series 13 Preferred Units will have the right, at their option, to convert their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.00%.

As at December 31, 2018, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2018, 178,821,204 LP Units were outstanding (December 31, 2017: 180,388,361) including 56,068,944 (December 31, 2017: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2018, 289,641 LP Units (2017: 302,037 LP Units) were issued under the distribution reinvestment plan at a total cost of 8 million (2017: $10 million).

As at December 31, 2018, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2018.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Under the prior normal course issuer bid that expired on December 28, 2018, Brookfield Renewable had repurchased 1,856,798 LP Units, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $51 million (2017: $nil). An additional 20,000 LP Units were repurchased on December 28, 2018 but not cancelled as at December 31, 2018.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2018	2017
Brookfield	$110	$101
External LP Unitholders	245	227
	$355	$328

In February 2019, unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which will take effect on the distribution payable in March 2019.

17. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2016		$896
Foreign exchange		5
Balance, as at December 31, 2017		$901
Acquired through acquisition	3	27
Transfer to Assets held for sale	4	(22)
Foreign exchange		(78)
Balance, as at December 31, 2018		$828

The purchase price allocation for Biotherm (Note 3 – Acquisitions) includes a deferred tax liability of $35 million. The deferred tax liability arises because the tax basis of the Biotherm net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $27 million arises primarily from such difference.

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization ratio on a consolidated and corporate basis, as at December 31, 2018 these ratios were 34% and 20%, respectively (2017: 40% and 24%, respectively).

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with non-recourse financings that were in default prior to the acquisition. As at December 31, 2018, the loans had outstanding principal amounts totaling $183 million, and mature between 2026 and 2031. These loans have remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the South African Portfolio have been classified as Liabilities directly associated with assets held for sale. See Note 4 – Assets held for sale. The remaining balances have been classified as current as at December 31, 2018 in the annual audited consolidated financial statements. These loans have a total outstanding balance as at December 31, 2018 of $13 million. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2018.

Brookfield Renewable’s strategy during 2018, which was unchanged from 2017, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2018	2017	2018	2017
Corporate borrowings	$2,334	$2,552	$2,334	$2,552
Non-recourse borrowings	-	-	8,384	9,214
	2,334	2,552	10,718	11,766
Deferred income tax liabilities, net(1)	-	-	4,049	3,411
Equity
Participating non-controlling interest -
in operating subsidiaries	-	-	8,129	6,298
Preferred equity	568	616	568	616
Preferred limted partners' equity	707	511	707	511
Unitholders' equity(2)	7,802	6,857	7,802	6,857
Total capitalization	$11,411	$10,536	$31,973	$29,459
Debt to total capitalization	20%	24%	34%	40%

(1)               Deferred income tax liabilities less deferred income tax assets.

(2)               Unitholders’ equity includes equity attributable to Limited partner’s equity, Redeemable/Exchangeable partnership units, and GP interest.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

19. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2018	2017	2016
Balance, beginning of year	$721	$206	$197
Investment	420	469	-
Share of net income	68	2	-
Share of other comprehensive income	426	56	8
Dividends received	(42)	(31)	(6)
Foreign exchange translation and other	(24)	19	7
Balance, end of year	$1,569	$721	$206

The following tables summarize gross revenues, net income, assets and liabilities of equity-accounted investments in aggregate:

(MILLIONS)	2018	2017	2016
For the year ended December 31
Revenue	$1,305	310	$74
Net income (loss)	223	(24)	-
Share of net income(1)	68	2	-
(1) Brookfield Renewable's ownership interest in these entities ranges from 14-50%.

(MILLIONS)		2018	2017
As at December 31:
Current assets		$682	$477
Property, plant and equipment, at fair value		11,999	8,098
Other assets		608	213
Current liabilities		1,080	687
Non-recourse borrowings		6,078	4,294
Other liabilities		1,197	822

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

20. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2018	2017
Cash	$127	$790
Short-term deposits	46	9
	$173	$799

21. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2018	2017
Operations		$119	$195
Credit obligations		60	85
Capital expenditures and development projects		2	4
Total		181	284
Less: non-current	23	(45)	(103)
Current		$136	$181

22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2018	2017
Trade receivables	$339	$360
Prepaids and others	114	112
Other short-term receivables	109	82
Current portion of contract asset	45	-
	$607	$554

As at December 31, 2018, 74% (2017: 99%) of trade receivables were current. The decrease in current receivables is due to timing of settlement. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2018 and 2017 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

23.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2018	2017
Contract asset		$402	$-
Restricted cash	21	45	103
Acquisition downpayment		-	46
Other		58	81
		$505	$230

At December 31, 2018 and 2017, restricted cash was held primarily to satisfy lease payments and credit agreements.

Contract assets are the result of contract amendments made during the year to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 27 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

24.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2018	2017
Operating accrued liabilities	$263	$271
Accounts payable	76	117
Interest payable on corporate and non-recourse borrowings	76	64
Deferred consideration	30	35
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	30	29
Other	58	26
	$533	$542

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

25.  OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2018	2017
Contract liabilities		$479	$9
Pension obligations	29	80	89
Acquisition related provisions		69	80
Decommissioning retirement obligations		67	85
Concession payment liability		7	9
Commitments for power purchase agreement		6	13
Contingent considerations		3	18
Other		23	41
		$734	$344

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2031 to 2138. The estimated cost of decommissioning activities is based on a third-party assessment.

Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 23 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 27 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

26.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2018, Brookfield Renewable had $71 million (2017: $44 million) of capital expenditure commitments outstanding, of which $46 million is payable in less than one year, and $25 million in two years.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

As at December 31, 2018, Brookfield Renewable had commitments for future operating lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2019	$31
2020	29
2021	25
2022	22
2023	18
Thereafter	125
Total	$250

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Borrowings.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2018	2017
Brookfield Renewable along with institutional investors	$51	$76
Brookfield Renewable's subsidiaries	338	468
	$389	$544

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

27.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2018 is $16 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2018 of $80 million (2017: $82 million and 2016: $62 million).

BRELP Voting Agreement

In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Power Services Agreements

Energy Marketing Internalization

On October 30, 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization will also include transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.

The closing of the Energy Marketing Internalization is targeted to occur in the first half of 2019, subject to the satisfaction of customary closing conditions. It is anticipated that on closing of the Energy Marketing Internalization, Brookfield Renewable and Brookfield will enter into an agreement pursuant to which Brookfield Renewable will provide energy marketing services to Brookfield for a fee.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Also on October 30, 2018, Brookfield Renewable and Brookfield separately amended certain related party agreements, as described in further detail below.

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

On closing of the Energy Marketing Internalization, all Power Agency Agreements will be transferred by Brookfield to Brookfield Renewable.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 - Direct operating costs.

On closing of the Energy Marketing Internalization, the Energy Marketing Agreement will be transferred from Brookfield to Brookfield Renewable.

Revenue Agreements

Contract Amendments

In 2018, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by GLPL at an average price of C$100 per MWh subject to an annual adjustment equal to a 3% fixed rate. The GLPL agreement has an initial term to 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per MWh.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by MPT at an average price of C$127 per MWh subject to an annual adjustment equal to a 3% fixed rate. The MPT contract terminates on December 1, 2029.

Energy Revenue Agreement

In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.

Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA will be transferred to Brookfield Renewable.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lievre Power will be transferred to Brookfield Renewable.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. will be transferred to Brookfield Renewable.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into a voting agreement with certain Brookfield subsidiaries that form part of Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Revenues
Power purchase and revenue agreements	$535	$601	$527
Wind levelization agreement	7	6	8
	$542	$607	$535
Direct operating costs
Energy purchases	$(20)	$(13)	$(3)
Energy marketing fee	(24)	(24)	(23)
Insurance services	(25)	(19)	(20)
	$(69)	$(56)	$(46)
Interest (expense) income - borrowings	$(8)	$-	$6
Management service costs	$(80)	$(82)	$(62)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2018	2017
Current assets
Contract asset	Brookfield	$45	$-
Due from related parties
Amounts due from	Brookfield	55	54
	Equity-accounted investments and other	10	6
		$110	$60
Non-current assets
Contract asset	Brookfield	$402	$-
Current liabilities
Due to related parties
Amount due to	Brookfield	$54	$48
	Equity-accounted investments and other	12	32
Accrued distributions payable on
LP Units and Redeemable/
Exchangeable partnership units	Brookfield	35	32
		$101	$112
Non-current liabilities
Contract liability	Brookfield	$479	9

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

28. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2018	2017	2016
Trade receivables and other current assets	$(122)	$(40)	$30
Accounts payable and accrued liabilities	32	32	(160)
Other assets and liabilities	22	(17)	(7)
	$(68)	$(25)	$(137)

29. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy. The plans are funded by contributions from Brookfield Renewable and from plan members. Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans. Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For the United States registered plans, actuarial valuations are required annually. For the Canadian registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Canadian plans are on a triennial schedule. In the Colombian business, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2016 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Actuarial assumptions as at December 31:

(%)	2018						2017						2016
	Defined benefit			Non-pension			Defined benefit			Non-pension			Defined benefit			Non-pension
	pension plans			benefit plans			pension plans			benefit plans			pension plans			benefit plans
Discount rate	2.5	-	7.2	3.9	-	7.4	2.4	-	7.3	3.7	-	7.1	2.2	-	7.3	4.1	-	7.3
Rate of price inflation	1.5	-	3.5	N/A			1.5	-	3.5	N/A			1.5	-	3.5	N/A
Rate of compensation
increases	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0
Health care trend rate(1)	N/A			5.3	-	6.9	N/A			5.3	-	6.9	N/A			5.3	-	6.9

(1)           Assumed immediate trend rate at year-end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia deep market in bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2018, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	$(7)	$(4)
50 basis point decrease	8	4
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

The pension expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Current service costs	$3	$2	$3	$1	$3	$1
Past service costs (recovery)	-	-	(1)	-	-	-
Interest expense	2	3	2	3	2	3
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income	6	5	5	4	6	4
Remeasurement of the net
defined benefit liability:
Return on plan assets	5	-	(8)	-	(2)	-
Actuarial changes arising
from changes in
demographic assumptions	(1)	-	1	(2)	(1)	(1)
Actuarial changes arising
from changes in
financial assumptions	(9)	(4)	7	3	5	1
Experience adjustments	1	(1)	-	1	-	-
Recognized in consolidated
statement of comprehensive
income	(4)	(5)	-	2	2	-
Total	$2	$-	$5	$6	$8	$4

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Present value of defined
benefit obligation	$157	$53	$172	$57	$158	$53
Fair value of plan assets	(126)	(4)	(135)	(5)	(119)	(5)
Net liability	$31	$49	$37	$52	$39	$48

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Defined benefit obligations

The movement of the defined benefit obligation for the year ended December 31 is as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Balance, beginning of year	$172	$57	$158	$53	$124	$35
Current service cost	3	2	3	1	3	1
Past service (recovery) cost	-	-	(1)	-	-	-
Interest expense	7	3	7	3	7	3
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	(1)	-	1	(2)	(1)	(1)
Actuarial changes arising
from changes in
financial assumptions	(9)	(4)	7	3	5	1
Experience adjustments	1	(1)	-	1	-	-
Benefits paid	(9)	(2)	(7)	(2)	(8)	(2)
Business combination	-	-	-	-	25	14
Exchange differences	(7)	(2)	4	-	3	2
Balance, end of year	$157	$53	$172	$57	$158	$53

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2019 are $10 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Balance, beginning of year	$135	$5	$119	$5	$103	$-
Interest income	5	-	5	-	5	-
Return on plan assets	(5)	(1)	8	-	2	-
Employer contributions	5	2	5	2	7	3
Business combination	-	-	-	-	9	4
Benefits paid	(9)	(2)	(7)	(2)	(8)	(2)
Exchange differences	(5)	-	5	-	1	-
Balance, end of year	$126	$4	$135	$5	$119	$5

The composition of plan assets as at December 31 are as follows:

(%)	2018	2017
Asset category:
Cash and cash equivalents	2	2
Equity securities	47	54
Debt securities	51	44
	100	100

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

30.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	-	-	1,607	798	13,445	(642)	15,208
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,129	-	8,129
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,252	-	-	3,252
Preferred equity	-	568	-	-	-	-	568
Preferred limited partners' equity	707	-	-	718	-	(718)	707
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the year ended
December 31, 2018
Revenues	$-	$-	$-	$-	$2,983	$(1)	$2,982
Net income (loss)	62	7	(1)	(25)	1,305	(945)	403
For the year ended
December 31, 2017
Revenues	$-	$-	$-	$-	$2,625	$-	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51
For the year ended
December 31, 2016
Revenues	$-	$-	$-	$1	$2,451	$-	$2,452
Net income (loss)	(20)	-	(1)	(100)	558	(397)	40

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 13 – Borrowings for additional details regarding the medium-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

31.  SUBSEQUENT EVENTS

On February 25, 2019, Brookfield Renewable completed a C$70 ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

In February 2019, Brookfield Renewable entered into an agreement to sell an additional 25% non-controlling, indirect interest in a 413 MW portfolio of select Canadian hydroelectric assets to a consortium of buyers for the same price, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, as our initial 25% non-controlling, direct interest sale. The closing of the sale of the additional 25% interest remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred Units – Series 5)

TSX:    BEP.PR.G (Preferred Units – Series 7)

TSX:    BEP.PR.I (Preferred Units – Series 9)

TSX:    BEP.PR.K (Preferred Units – Series 11)

TSX:    BEP.PR.M (Preferred Units – Series 13)

TSX:    BRF.PR.A (Preference Shares – Series 1)

TSX:    BRF.PR.B (Preference Shares – Series 2)

TSX:    BRF.PR.C (Preference Shares – Series 3)

TSX:    BRF.PR.E (Preference Shares – Series 5)

TSX:    BRF.PR.F (Preference Shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018